pE
8-1-02

MANUALLY EXECUTED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 2 1 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

02052290

For the month of August 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

PROCESSED
AUG 2 6 2002
THOMSON FINANCIAL

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

The following documents are attached as exhibits:

Exhibit 1	Audited financial statements of Unibanco Holdings as of June 30, 2002 and for the six-month period then ended.
Exhibit 2	Unaudited financial statements of Unibanco Holdings as of June 30, 2002 and for the fiscal quarter then ended filed with the Comissão De Valores Mobiliários

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002

UNIBANCO HOLDINGS S.A.

By: ______________________

Name: Israel Vainboim
Title: Director

By: ______________________

Name: Mauro Agonilha
Title: Director

EXHIBIT 1

UNIBANCO

Unibanco Holdings S.A. and Unibanco Holdings S.A. and Subsidiary Companies

Individual and Consolidated Financial Statements for the Six-Month Periods Ended at June 30, 2002 and 2001 and Independent Auditors' Report

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE FIRST SEMESTER OF 2002

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the six-month period ended June 30, 2002.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco's performance in the first semester of 2002 is described in its Management Reporter and Financial Statements.

Earnings and stockholders' equity

Net income of Unibanco Holdings S.A. for the first semester of 2002 reached R$283 million. Net income per 1,000 shares was R$3.39, considering the average outstanding shares for the first semester. The annualized return on average stockholders was 15.8%. The stockholders' equity reached R$3,772 million at June 30, 2002 and the book value per 1,000 shares was R$45.23.

Dividends

During the first semester of 2002, Unibanco Holdings, was proposed the distribution of dividends in the total amount of R$93.8 million. The table, as follow, shows the dividends proposed per 1,000 shares:

HOL-ON	HOL-PNA	HOL-PNB	UNITS
UBHD3	UBHD5	UBHD6	UBBR11
1.1200	1.2320	1.1200	2.3352

* amount in , rounded by the fourth decimal place

Final considerations

The results during the first semester of 2002 were attained mainly thanks to our shareholders' confidence in management. and we accordingly extend our sincere gratitude to them

São Paulo, August 2002.

The Board of Directors
The Administrative Council

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone : (11) 3150-1800
Fac-símile: (11) 3258-8456
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1. We have audited the balance sheets (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries as of June 30, 2002 and 2001, and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the six-month periods then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Company and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. The financial statements of the certain consolidated subsidiaries for which the investment balances on the individual balance sheet of the respective parent company was approximately R$ 1,200,000 thousand (R$ 1,800,000 thousand in2001) and the equity in result was R$ 170,000 thousand (R$ 200,000 thousand in 2001), for the six-month periods ended June 30, 2002 and 2001, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independent auditors.

4. In our opinion, based on our audit and the report of other independent auditors, the financial statements referred to in Paragraph 1 present fairly, in all material respects, the financial position (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries as of June 30, 2002 and 2001, and the results of their operations, changes in stockholders' equity (Parent Company) and changes in their financial position for the six-month periods then ended, in conformity with accounting practices established by Brazilian Corporate Law and the Central Company of Brazil.

5. Additionally, we have audited the statements of cash flows (Parent Company and Consolidated) for the six-month periods ended June 30, 2002 and 2001, presented in Note 19, applying the procedures described in Paragraph 2. These statements, not required by Brazilian Corporate Law, are designed to provide additional information. In our opinion, these statements present fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries for the six-month periods ended June 30, 2002 and 2001, in conformity with Brazilian Accounting Practices.

6. As mentioned in Note 3c to the financial statements, Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries have adopted the new criteria established by the Central Bank of Brazil for recording and evaluating marketable securities and derivative financial instruments.

7. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, August 12, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011,609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070,483/O-4

8

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	Parent Company		Consolidated	
ASSETS	2002	2001	2002	2001
CURRENT ASSETS	**100,170**	**95,911**	**40,129,835**	**41,379,531**
Cash and due from banks	4	7	1,218,843	921,497
Short-term interbank investments	-	-	4,481,681	7,336,597
Marketable securities and derivative financial instruments	6,252	7,072	9,834,196	10,470,102
Interbank accounts	-	-	2,689,960	3,064,141
Interdepartmental accounts	-	-	4,733	12,631
Lending operations	-	-	16,889,527	15,326,502
Allowance for lending losses	-	-	(1,341,751)	(1,254,858)
Leasing operations	-	-	390,372	586,790
Allowance for leasing losses	-	-	(25,515)	(88,674)
Other credits	93,914	88,832	5,725,398	4,771,269
Allowance for other credits losses	-	-	(35,442)	(50,876)
Other assets	-	-	297,833	284,410
LONG-TERM ASSETS	**4,433**	**1,639**	**19,692,717**	**11,888,953**
Interbank investments	-	-	19,230	56,994
Marketable securities and derivative financial instruments	2,652	-	9,258,037	3,220,652
Interbank accounts	-	-	57,604	35,763
Lending operations	-	-	6,822,726	6,019,672
Allowance for lending losses	-	-	(235,024)	(214,590)
Leasing operations	-	-	266,577	306,785
Allowance for leasing losses	-	-	(22,168)	(28,598)
Other credits	1,781	1,639	3,486,988	2,467,574
Allowance for other credits losses	-	-	(9,466)	(16,493)
Other assets	-	-	48,213	41,194
PERMANENT ASSETS	**3,769,776**	**3,468,552**	**3,522,267**	**3,361,004**
Investments	3,769,776	3,468,552	1,712,891	1,621,262
Investments in subsidiary and associated companies	3,769,776	3,468,552	61,239	61,227
-Local	3,769,776	3,648,552	44,659	61,227
-Foreign	-	-	16,580	-
Goodwill on acquisitions of subsidiaries	-	-	1,496,276	1,443,527
Other investments	-	-	206,567	192,476
Allowance for losses	-	-	(51,191)	(75,968)
Fixed assets	-	-	1,161,967	1,249,343
Deferred charges	-	-	647,409	490,399
TOTAL	**3,874,379**	**3,566,102**	**63,344,819**	**56,629,488**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	Parent Company		Consolidated	
LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001	2002	2001
CURRENT LIABILITIES	**93,853**	**88,314**	**38,397,888**	**37,549,178**
Deposits	-	-	14,233,384	10,809,036
Securities sold under repurchase agreements	-	-	6,833,071	10,937,479
Resources from securities issued	-	-	2,676,995	2,866,937
Interbank accounts	-	-	1,254,080	1,385,102
Interdepartmental accounts	-	-	361,978	286,155
Local borrowings	-	232	207,560	175,908
Foreign borrowings	-	-	4,876,401	4,690,662
Onlending in Brazil - Governmental Agencies	-	-	1,366,248	1,064,104
Derivative financial instruments	-	-	222,048	197,651
Other liabilities	93,853	88,082	6,366,123	5,136,144
LONG-TERM LIABILITIES	**8,101**	**7,025**	**17,895,981**	**12,194,094**
Deposits	-	-	7,160,194	4,069,877
Resources from securities issued	-	-	1,282,583	1,440,906
Interbank accounts	-	-	-	11,525
Local borrowings	-	-	1,035	4,783
Foreign borrowings	-	-	944,939	947,450
Onlending in Brazil - Governmental Agencies	-	-	3,362,822	2,756,917
Derivative financial instruments	-	-	23,314	26,972
Other liabilities	8,101	7,025	5,121,094	2,935,664
DEFERRED INCOME	-	-	**97,241**	**61,332**
MINORITY INTEREST	-	-	**3,181,284**	**3,354,121**
STOCKHOLDERS' EQUITY	**3,772,425**	**3,470,763**	**3,772,425**	**3,470,763**
Capital	1,863,450	1,832,256	1,863,450	1,832,256
Capital reserves	413,630	413,425	413,630	413,425
Revaluation reserve on subsidiaries	2,345	3,190	2,345	3,190
Revenue reserves	1,417,553	1,054,090	1,417,553	1,054,090
Treasury stocks	(39,757)	-	(39,757)	-
Unrealized gains and losses - marketable securities and derivative financial instruments	(125,918)	-	(125,918)	-
Retained earnings	241,122	167,802	241,122	167,802
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	**6,953,709**	**6,824,884**
TOTAL	**3,874,379**	**3,566,102**	**63,344,819**	**56,629,488**

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	Parent Company		Consolidated	
	2002	2001	2002	2001
REVENUE FROM FINANCIAL INTERMEDIATION	-	-	**6,356,328**	**4,962,271**
Lending operations	-	-	3,772,200	3,145,872
Leasing operations	-	-	73,050	106,965
Marketable securities	-	-	2,642,517	1,621,423
Derivative financial instruments	-	-	(242,308)	(44,087)
Foreign exchange transactions	-	-	67,862	65,512
Compulsory deposits	-	-	43,007	66,586
EXPENSES ON FINANCIAL INTERMEDIATION	-	-	**(4,575,677)**	**(3,322,471)**
Deposits and securities sold	-	-	(3,094,930)	(2,142,369)
Borrowings and onlendings	-	-	(450,680)	(365,230)
Provision for lending, leasing and other credits losses	-	-	(1,030,067)	(814,872)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-	**1,780,651**	**1,639,800**
OTHER OPERATING INCOME (EXPENSES)	**282,720**	**255,009**	**(1,082,091)**	**(1,060,430)**
Services rendered	-	-	1,233,689	1,036,609
Insurance, capitalization and retirement plans premiums	-	-	1,029,557	857,949
Changes in technical provisions for insurance, capitalization and retirement plans	-	-	(312,475)	(226,991)
Insurance claims	-	-	(351,844)	(278,497)
Private retirement plans benefits expenses	-	-	(198,431)	(193,291)
Selling, other insurance and private retirement plans expenses	-	-	(73,652)	(70,857)
Credit card selling expenses	-	-	(111,896)	(79,068)
Salaries, benefits, training and social security	(21)	(22)	(801,123)	(772,917)
Other administrative expenses	(202)	(192)	(1,256,491)	(1,110,801)
Financial transaction and other taxes	(645)	(495)	(310,209)	(257,056)
Equity in results of subsidiary and associated companies	282,830	255,203	(10,886)	5,969
Other operating income	758	522	443,341	304,358
Other operating expenses	-	(7)	(361,671)	(275,837)
OPERATING INCOME	**282,720**	**255,009**	**698,560**	**579,370**
NON-OPERATING INCOME, NET	-	-	**(7,079)**	**40,219**
INCOME BEFORE TAXES AND PROFIT SHARING	**282,720**	**255,009**	**691,481**	**619,589**
INCOME TAX AND SOCIAL CONTRIBUTION	**37**	**144**	**(49,186)**	**(64,866)**
Current	-	-	(223,594)	(167,401)
Deferred	37	144	174,408	102,535
PROFIT SHARING	-	-	**(100,971)**	**(80,168)**
Management	-	-	(5,554)	(4,349)
Employees	-	-	(95,417)	(75,819)
NET INCOME BEFORE MINORITY INTEREST	**282,757**	**255,153**	**541,324**	**474,555**
MINORITY INTEREST	-	-	**(258,567)**	**(219,402)**
NET INCOME	**282,757**	**255,153**	**282,757**	**255,153**
NET INCOME MANAGED BY PARENT COMPANY	-	-	**541,324**	**474,555**
Number of outstanding shares (Note 14(a))	83,408,329,047	84,097,812,912		
Adjusted income per 1,000 shares: R$	3.39	3.03		
Net equity per 1,000 shares: R$	45.23	41.27		

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

				Revenue reserves						
	Capital	Capital reserve	Revaluation reserve on subsidiary	Legal	Unrealized profits	Special dividends reserve	Unrealized gains and losses - marketable securities and derivatives financial instruments	Treasury stocks	Retained earnings	Total
AT JANUARY 1, 2001	**1,832,256**	**413,425**	**798**	**76,304**	**941,183**	**36,603**	-	-	-	**3,300,569**
Prior year adjustments	-	-	-	-	-	-	-	-	3,218	3,218
Constitution of revaluation reserve from subsidiary companies	-	-	2,488	-	-	-	-	-	(2,488)	-
Realization of revaluation reserve of assets in subsidiary companies	-	-	(96)	-	-	-	-	-	-	(96)
Net income for the period	-	-	-	-	-	-	-	-	255,153	255,153
Dividends proposed	-	-	-	-	-	-	-	-	(88,081)	(88,081)
AT JUNE 30, 2001	**1,832,256**	**413,425**	**3,190**	**76,304**	**941,183**	**36,603**	-	-	**167,802**	**3,470,763**
AT JANUARY 1, 2002	**1,863,450**	**413,537**	**3,083**	**104,979**	**1,275,971**	**36,603**	-	**(39,757)**	-	**3,657,866**
Prior year adjustments										
Unrealized gains and losses - marketable securities and derivative financial instruments	-	-	-	-	-	-	(5,709)	-	46,608	40,899
.Other	-	-	-	-	-	-	-	-	5,605	5,605
Realization of revaluation reserve of assets in subsidiary companies	-	-	(875)	-	-	-	-	-	-	(875)
Restatement of exchange merbership certificates	-	93	-	-	-	-	-	-	-	93
Constitution of revaluation reserve of assets in subsidiary companies	-	-	137	-	-	-	-	-	-	137
Unrealized gains and losses - marketable securities ar derivative financial instruments	-	-	-	-	-	-	(120,209)	-	-	(120,209)
Net income for the period	-	-	-	-	-	-	-	-	282,757	282,757
Dividends proposed (Note 14 b)	-	-	-	-	-	-	-	-	(93,848)	(93,848)
AT JUNE 30, 2002	**1,863,450**	**413,630**	**2,345**	**104,979**	**1,275,971**	**36,603**	**(125,918)**	**(39,757)**	**241,122**	**3,772,425**

The accompanying notes are an integral part of these financial statements.

12

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
Amounts expressed in thousands of Reais

	Parent Company		Consolidated	
	2002	2001	2002	2001
FINANCIAL RESOURCES WERE PROVIDED BY:				
OPERATIONS	**(73)**	**(50)**	**507,716**	**437,654**
Net income for the period	282,757	255,153	282,757	255,153
Expenses (income) not affecting working capital				
Equity in the results of subsidiary and associated companies	(282,830)	(255,203)	10,886	(5,969)
Provision for losses on investments	-	-	4,205	1,441
Amortization of goodwill on acquisitions of subsidiaries	-	-	45,052	36,673
Depreciation and amortization	-	-	164,816	150,356
THIRD PARTIES	**93,825**	**88,778**	**6,133,933**	**2,448,448**
Increase in long-term liabilities	533	453	6,358,245	2,221,289
Decrease in long-term receivables	-	-	-	7,403
Dividends and interest on own capital received	93,292	88,325	146	-
Changes in deferred income	-	-	44,623	-
Changes in minority interests	-	-	(269,081)	219,756
PRIOR YEAR ADJUSTMENTS	-	-	**51,568**	-
SALE OF ASSETS AND INVESTMENTS	-	-	**147,488**	**46,655**
Investments	-	-	34,550	18,763
Fixed assets	-	-	112,938	27,892
TOTAL FUNDS OBTAINED	**93,752**	**88,728**	**6,840,705**	**2,932,757**
FINANCIAL RESOURCES WERE USED FOR:				
Change in deferred income	-	-	-	7,084
Unrealized gains and losses - marketable securities and derivative financial instruments	-	-	**125,918**	-
Permanent assets	-	-	**331,965**	**259,654**
Investments	-	-	61,340	10,171
Fixed and leased assets	-	-	125,442	129,440
Goodwill to be amortized on acquisitions of subsidiaries	-	-	53,734	10,940
Deferred charges	-	-	91,449	109,103
Long-term receivables	2,690	144	4,852,812	-
Prior year adjustments	-	-	-	(3,218)
Dividends distributed/proposed	93,848	88,081	93,848	88,081
TOTAL FUNDS USED	**96,538**	**88,225**	**5,404,543**	**351,601**
INCREASE (DECREASE) IN WORKING CAPITAL	**(2,786)**	**503**	**1,436,162**	**2,581,156**
CHANGES IN WORKING CAPITAL				
Current assets	**(9,162)**	**10,238**	**2,915,026**	**3,783,468**
At the end of the period	100,170	95,911	40,129,835	41,379,531
At the beginning of the period	109,332	85,673	37,214,809	37,596,063
Current liabilities	**(6,376)**	**9,735**	**1,478,864**	**1,202,312**
At the end of the period	93,853	88,314	38,397,888	37,549,178
At the beginning of the period	100,229	78,579	36,919,024	36,346,866
INCREASE (DECREASE) IN WORKING CAPITAL	**(2,786)**	**503**	**1,436,162**	**2,581,156**

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. ("Unibanco Holdings") was formed to invest in Unibanco – União de Bancos Brasileiros S.A. ("Unibanco").

The consolidated operations of Unibanco Holdings S.A. and its direct, indirect and jointly controlled subsidiary companies, in Brazil and abroad, are mainly carried out in the financial markets within the context of the Unibanco Financial Conglomerate, but include other activities carried out by group companies principally related to insurance services, credit card operations, capitalization plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. ("Parent Company") are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries ("Consolidated") which comprise the accounts of Unibanco Holdings S.A. and its subsidiary (Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings S.A. and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, sated in the derivative financial instruments and financial assets subject to hedge, which are presented since the first semester of 2002, as Note 3 (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized in the financial statements for the six-month period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental regulation, marketable securities must be classified into one of three categories, based on the intent to negotiate on the acquisition date (during the implementation of the new rule, has adopted transitional criteria), and accounted for as follow:

- Trading securities – marketable securities acquired for trading purpose – they are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized in current operations.

- Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders' equity item.

- Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (Assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent at trade date for hedging or non-hedging purpose.

- Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting criteria established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

- Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. In 2002, the effects in subsidiaries and associated companies resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note 3 (c) were recognized in Unibanco as "Unrealized gains and losses – marketable securities and derivative financial instruments and "Retained earnings", so as to maintain the original record made by the subsidiaries and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented since the first semester of 2002, as per Note 3 (c)

4. Marketable Securities

(a) Trading assets

		2002
		Consolidated
Issuer/Type of investment	Amortized cost	Fair value
Federal government	**6,447,540**	**6,197,168**
Financial treasury bills	788,619	786,592
Treasury bills	2,361,274	2,336,032
Central Bank notes	2,328,387	2,177,066
Treasury notes	969,249	897,467
Other	11	11
Opened mutual funds (1)	**968,347**	**968,347**
Other	**193,371**	**193,370**
Total	**7,609,258**	**7,358,885**

(1) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) Securities available for sale

(i) Amortized cost, plus accrued income, and fair value:

			2002
			Consolidated
Issuer/Type of investment	Amortized cost	Fair value adjustment (1)	Fair value
Federal government	**1,876,924**	**(88,662)**	**1,788,262**
Financial treasury bills	736,522	(11,122)	725,400
Central Bank notes	817,188	(61,521)	755,667
Treasury notes	258,750	(5,298)	253,452
Other	64,464	(10,721)	53,743
Brazilian sovereign bonds	**718,441**	**(185,879)**	**532,562**
Corporate debt securities	**2,828,648**	**(55,409)**	**2,773,239**
Debentures	2,357,615	(37,842)	2,319,773
Eurobonds	214,682	(8,425)	206,257
Other	256,351	(9,142)	247,209
Bank debt securities	**433,337**	**(12,385)**	**420,952**
Eurobonds	275,783	(12,385)	263,398
Mortgage notes	82,257	-	82,257
Time deposits	70,980	-	70,980
Other	4,317	-	4,317
Marketable equity securities	**186,113**	**(21,266)**	**164,847**
Opened mutual funds	**155,661**	**-**	**155,661**
Total	**6,199,124**	**(363,601)**	**5,835,523**

(1) Recorded as a component of stockholders' equity.

(ii) Amortized cost and fair value by maturity:

		2002
		Consolidated
Maturity	Amortized cost	Fair value
Less than 3 months	131,466	128,398
Between 3 months and 1 year	692,039	686,272
Between 1 and 3 years	2,138,338	2,020,810
Between 3 and 5 years	1,318,965	1,270,804
Between 5 and 15 years	1,513,057	1,358,861
More than 15 years	49,895	49,895
No stated maturity	355,364	320,483
Total	**6,199,124**	**5,835,523**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) Securities held to maturity

(i) Amortized cost, plus accrued income:

Issuer/Type of investment	2002 Consolidated Amortized cost
Federal government	**4,837,350**
Central Bank notes	1,675,677
Treasury notes	3,143,972
Other	17,701
Brazilian sovereign bonds	**268,280**
Corporate debt securities	**443,705**
Eurobonds	443,705
Bank debt securities	**35,978**
Eurobonds	35,978
Total	**5,585,313**

The fair value of these securities was R$5,006,185 in Consolidated. The difference between amortized cost and the fair value amounted R$579,128 in Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii) Amortized cost by maturity:

Maturity	2002 Consolidated Amortized cost
Less than 3 months	110,192
Between 3 months and 1 year	1,084,345
Between 1 and 3 years	3,563,528
Between 3 and 5 years	725,754
Between 5 and 15 years	101,494
Total	**5,585,313**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Unibanco Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of June 30,	Average interest rate per annum	Average term in months
I. Securities abroad at December 31, 2001, U.S. dollar-denominated (1)	747,964	8.01%	33
II. Securities of acquired banks U.S. dollar-indexed (1)	897,433	10.25%	19
III. Securities held to maturity with third parties			
. U.S. dollar-indexed securities	3,922,215	8.79%	26
U.S. dollar-denominated third parties' resources	3,922,215	5.56%	46
Annual spread		3.06%	
. Other securities			
General Market Prices to Consumers Index (IGP-M) - indexed securities	17,701	20.32%	39
General Market Prices to Consumers Index (IGP-M) - indexed third parties resources	17,701	6.00%	39
Annual spread		13.51%	
Total of securities held to maturity	**5,585,313**	**8.95%**	**26**

(1) Securities held to maturity based on own capital.

(iv) Fair value determination

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

(d) Prior year adjustments

As a result of adoption of new rules established by Central Bank Circular 3068 and supplemental information, the adjustments resulted from the application of new rules for recording and valuating the marketable securities, using the fair value as for December 31, 2001 for the securities portfolio of Unibanco and its subsidiaries, resulted in an effect in stockholders' equity of: (i) R$23,888 as a credit in "Retained earnings", resulting of securities classified as trading securities, and (ii) R$18,902 as a charge in "Unrealized gains and losses – marketable securities and derivative financial instrument", and as a credit in "Retained earnings" and R$13,193 as credit in "Unrealized gains and losses – marketable securities and derivative financial instrument", resulting of securities available for sale.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Consolidated	
	2002	2001
By type		
Discounted loans and notes	11,149,837	10,329,653
Financing	8,437,051	7,386,135
Agricultural	704,051	765,006
Real estate loans	580,968	449,311
Credit card	2,840,346	2,416,069
Total lending operations	**23,712,253**	**21,346,174**
Leasing operations	656,949	893,575
Advances on exchange contracts (1)	1,649,929	1,741,802
Total lending operations, leasing and advances On exchange contracts	**2,306,878**	**2,635,377**
Guarantees honored	2,017	535
Other receivables (2)	261,049	321,355
Total other credits	**263,066**	**321,890**
Assignment of loans with co-obligation (3)	-	**236,471**
Co-obligation on credit card customer financing (3)	**252,973**	**360,724**
Total risk	**26,535,170**	**24,900,636**
By maturity		
Past-due for more than 15 days (Note 5d)	1,557,944	1,601,960
Falling due:		
Less than 3 months (4)	10,527,605	10,159,312
Between 3 months and 1 year	7,229,110	6,748,454
Between 1 and 3 years	4,512,574	4,031,026
More than 3 years	2,707,937	2,359,884
Total risk	**26,535,170**	**24,900,636**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

				Consolidated
		2002		2001
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,180,074	4.4	856,147	3.4
Automobile industry	1,047,290	3.9	867,256	3.5
Chemical and pharmaceutical	999,465	3.8	1,010,524	4.1
Food, beverages and tobacco	957,169	3.6	843,253	3.4
Paper, paper products, printing and publishing	762,144	2.9	887,524	3.6
Basic metal industries	694,112	2.6	655,299	2.6
Production of metal goods	570,063	2.1	252,756	1.0
Petrochemical	442,439	1.7	419,714	1.7
Extractive	371,831	1.4	327,681	1.3
Textiles, clothing and leather goods	359,072	1.4	384,146	1.5
Production of machines and equipment	261,709	1.0	538,211	2.2
Electronic and communications equipment	227,605	0.9	313,610	1.3
Wood and wood products, including furniture	212,911	0.8	247,532	1.0
Electric and electronic	160,227	0.6	342,195	1.4
Non-metallic minerals	112,229	0.4	247,725	1.0
Rubber and plastic	100,626	0.4	155,870	0.6
Other manufacturing industries	29,457	0.1	8,580	-
Subtotal	**8,488,423**	**32.0**	**8,358,023**	**33.6**
Individual				
Consumer loans	5,104,803	19.2	4,272,404	17.2
Credit card	3,093,320	11.7	3,013,264	12.1
Residential mortgage loans	550,266	2.1	383,893	1.5
Lease financing	167,745	0.6	348,569	1.4
Subtotal	**8,916,134**	**33.6**	**8,018,130**	**32.2**
Residential construction loans	**96,700**	**0.4**	**82,478**	**0.3**
Trade				
Wholesale	1,297,822	4.9	999,905	4.0
Retail	1,077,495	4.1	1,910,916	7.7
Lodging and catering services	83,636	0.3	109,203	0.4
Subtotal	**2,458,953**	**9.3**	**3,020,024**	**12.1**
Financial service				
Financial companies	184,623	0.7	560,365	2.2
Insurance companies and private pension funds	56,805	0.2	139,230	0.6
Subtotal	**241,428**	**0.9**	**699,595**	**2.8**
Other service				
Post office and telecommunications	1,026,158	3.9	722,743	2.9
Transportation	905,363	3.4	857,521	3.4
Real estate services	478,797	1.8	397,115	1.6
Cultural and sportive leisure activities	426,160	1.6	112,633	0.5
Construction	362,840	1.4	325,530	1.3
Associative activities	173,753	0.7	283,012	1.1
Health and social services	119,732	0.5	147,704	0.6
Education	95,749	0.4	114,607	0.5
Rent a car	6,649	-	3,689	-
Other	2,034,280	7.4	992,825	4.0
Subtotal	**5,629,481**	**21.1**	**3,957,379**	**15.9**
Agriculture, livestock, forestry and fishing	**704,051**	**2.7**	**765,007**	**3.1**
Total	**26,535,170**	**100.0**	**24,900,636**	**100.0**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Unibanco Consolidated	
	2002	
Largest clients	Value	% of the total
10 largest clients	2,509,300	9.4
50 following clients	5,219,376	19.7
100 following clients	3,364,095	12.7
Other clients	15,442,399	58.2
Total	**26,535,170**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Consolidated
								2002
	% minimum		Past-due credits					
Risk Level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,835	319,574	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,491	682,577	2.6	682,578	100.0
Total		**24,122,785**	**854,441**	**1,557,944**	**26,535,170**	**100.0**	**1,669,366**	
% of total risk							**6.3%**	

								Consolidated
								2001
	% minimum		Past-due credits					
Risk Level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,432.290	-	-	9,432,290	37.9	-	-
A	0.5	7,985,256	-	-	7,985,256	32.1	57,109	0.7
B	1.0	2,162,415	84,825	325,043	2,572,283	10.3	30,766	1.2
C	3.0	2,258,764	152,638	227,289	2,638,690	10.6	97,567	3.7
D	10.0	291,363	98,661	178,636	568,661	2.3	107,355	18.9
E	30.0	65,002	52,561	126,906	244,468	1.0	101,866	41.7
F	50.0	70,459	54,835	173,659	298,954	1.2	179,069	59.9
G	70.0	157,151	48,256	127,561	332,968	1.3	253,291	76.1
H	100.0	165,602	218,598	442,866	827,066	3.3	827,066	100.0
Total		**22,588,302**	**710,374**	**1,601,960**	**24,900,636**	**100.0**	**1,654,089**	
% of total risk							**6.6%**	

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(e) The operations renegotiated during the six-month period ended June 30, 2002 the with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$550,521 (2001 – R$459,357) in Consolidated. These operations relate to active portfolio and credits written off against loss, and were recorded with intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified only after the payment of a

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

		Consolidated
	2002	2001
Balance at December 31, 2001	**1,538,495**	**1,484,292**
Provision for loan losses	1,030,067	814,872
Loan charge-offs	(899,196)	(645,075)
Balance at June 30, 2002	**1,669,366**	**1,654,089**
Loan recoveries (1)	**182,713**	**156,471**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

6. Other Credits

				Consolidated
		2002		2001
	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	2,017	-	535
Foreign exchange portfolio	3,718,959	2,462	2,451,265	6,572
Income receivable	137,727	4,097	81,741	4,322
Negotiation and intermediation of Securities	382,437	381	226,583	-
Sundry	1,486,275	3,478,031	2,011,680	2,456,145
Total	**5,725,398**	**3,486,988**	**4,771,269**	**2,467,574**

The account "Foreign exchange portfolio" includes R$2,687,352 (2001 – R$2,131,206) of unsettled exchange purchases and R$1,000,331 (2001 – R$284,320) of rights on foreign exchange sold net of contracted advances.

"Other credits – negotiation and intermediation of securities" are represented, substantially, by operations with "Financial assets and commodities to liquidate" in the amount of R$187,963, and "Debtors – pending settlement" in the amount of R$183,562 (2001 - R$219,703).

"Other credits – sundry", basically, includes deferred tax in the amount of R$1,810,965 (2001 – R$1,444,788); social contribution carry forward related to the option for the article 8th of Provisional Measure 2113-29/2001 in the amount of R$508,747 (2001 – R$514,903), judicial deposits for civil and labor matters in the amount of R$909,753 (2001 – R$707,703), prepaid taxes in the amount of R$383,782 (2001 – R$404,237) and notes and credits receivables in the amount of R$231,871 (2001 – R$159,956). The social contribution carry forward is being offset in accordance with established fiscal parameters.

"Other credits" in the parent company relates, basically, to dividends receivable in the amount of R$93,292 (2001 – R$77,449), from Unibanco – União de Bancos Brasileiros S.A., and in 2001 R$10,876 from Caixa Brasil Associação S.A.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. 2002	CAIXA BRASIL ASSOCIAÇÃO S.A. 2001	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. 2001	TOTAL 2001
Information on investment at June 30,				
Number of shares held (with no par value)				
Common	72,995,091,491	10,471,843,587	72,995,091,491	-
Preferred	10,413,237,556	-	11,102,721,421	-
Participation in common stock - %	96.594	100.00	96.593	-
Total participation (direct) - % (1)	60.202	100.00	52.467	-
Total participation (direct and indirect) - %	-	100.00	59.929(2)	-
Stockholders' equity	6,261,879	406,966	5,787,800	-
Capital	3,690,602	303,233	3,386,274	-
Net income for the period	475,180	10,876	430,700	-
Investment value	3,769,776	406,966	3,061,586	3,468,552
Equity in results	282,830	10,876	244,327	255,203

(1) The total participation and equity in results was calculated based on Unibanco's outstanding shares.
(2) Includes the direct participation and the indirect participation of 7.462% owned by Caixa Brasil Associação S.A. The equity was calculated based on the total participation in Unibanco – União de Bancos Brasileiros S.A. outstanding shares.

(b) Investments in subsidiary and associated companies

The foreign branches and subsidiary companies exchange gains in the amount of R$513,335 (2001 – R$295,978) in Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$640 million. The expense of R$257,219 (2001 – R$124,334) in Consolidated was also recorded in "Other operating income", reducing the exchange gains on foreign main investments. The investments in subsidiary and associated companies are detailed and the following events relate to investments in subsidiary and associated companies in 2002:

(i) In the six-month period ended June 30, 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores Mobiliários e Câmbio S.A. and Investshop Participações S.A. by R$8,039.

(ii) In April 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36,000 million with a goodwill of US$18,844 million, that will be amortized up to ten years. As a result of this transaction, Unibanco own 100% of Unicorp's capital.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

	Number of shares or quotas		Percentage holding(%)	Adjusted Stockholders'	Adjusted net income/(loss)
	Common	Preferred	Consolidated	equity	for the period
Subsidiary companies					
Unipart Participações Internacionais Ltd.	1,322,400	-	100.000	1,353,502	105,214
Unibanco Representação e Participações Ltda. (1)	834,589,245	-	99.893	1,186,219	177,073
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100.000	495,454	53,188
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	274,365	52,779
Banco Fininvest S.A.	3,931	1,030	99.839	224,607	26,940
Banco Dibens S.A.	3,201,455,716	-	51.000	171,827	17,613
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	109,745	3,669
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	100.000	53,534	709
Banco1.net S.A. (7)	21,775,475	-	54.986	47,554	(8,516)
Unibanco Securities Ltd.	17,770,000	-	100.000	31,874	(1,746)
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,262,829	93.000	18,753	9,127
Main Unipart Participações Internacionais Ltd.'s Direct and indirect subsidiary companies (i)					
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	732,905	114,643
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	200,637	14,174
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	162,586	8,113
Interbanco S.A.	18,999,793	-	99.999	45,461	9,001
Unibanco Securities, Inc.	1,500	-	100.000	3,236	454
Main Unibanco Representação e Participações Ltda.'s Direct and indirect subsidiary companies (i)					
Unibanco AIG Seguros S.A. (7)	336,204,913	183,878,707	49.692	1,183,541	125,530
Unibanco AIG Previdência S.A.(7)	465,403	-	100.000	98,969	17,592
Unibanco Companhia de Capitalização (7)	4,194,130	-	99.992	374,358	22,489
Unibanco AIG Saúde Seguradora S.A. (7)	20,000,000	-	100.000	25,291	2,351
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	191,087	(7,855)
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	129,914	413
BWU Representação e Participações Ltda. (7)	36,133,577	93,947,299	60.000	41,121	(5,116)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	99.991	42,049	10,104
Caixa Brasil Participações S.A.'s direct subsidiary company					
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	100.000	501,570	53,478
Jointly controlled companies (i)					
Credicard S.A.- Administradora de Cartões de Crédito (7)	12,937,771	-	33.333	409,968	296,246
Serasa S.A.(7)	360,890	348,855	19.045	138,912	28,810
Banco Investcred S.A. (7)	95,290	-	50.000	113,130	8,180
Tecnologia Bancária S.A. (7)	762,277,905	-	21.433	106,343	7,611
Redecard S.A. (7)	199,990	400,000	31.943	61,509	49,337
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	37,772	2,385
Interchange Serviços S.A. (7)	74,999,999,998	-	25.000	23,675	1,297
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (5)	83,115	83,115	50.000	27,005	5,722
Unibanco Rodobens Administradora de Consórcios Ltda. (7)	11,298,500	-	50.000	20,881	1,874
BUS Holding S.A. (4)	6,343	127	38.861	9,477	675
Associated companies					
AIG Brasil Companhia de Seguros (6) and (7)	54,213,933	-	49.999	71,326	239

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

	Equity in results		Investment s value	
	Consolidated		Consolidated	
	2002	2001	2002	2001
Associated Companies				
AIG Brasil Companhia de Seguros (6) and (7)	119	6,766	35,663	58,619
Other	(11,005)	(797)	25,576	2,608
Total	**(10,886)**	**5,969**	**61,239**	**61,227**

(i) The percentage shown in the Consolidated column refers to the controlling companies' percentage holding

(1) In a quotaholder meeting held at March 30, 2002 it was approved the distribution of dividends in the amount of R$500,000. The payment of this dividends will be made up to December 31,2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment in result of the gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock excahange membership certificates taken directly to net equity of the investee company.

(4) The National Telecomunications Agency (Anatel), through Act n°21.581 published in the official Gazette on February 8, 2002 authorized Unibanco to reduce its common stock interest in BUS Holding S.A., which was the reason why the control started to be shared. The Extraordinary Shareholders' Meeting at June 28, 2002 approved a capital decrease in BUS Holding S.A. through redemption and cancellation of 23,191 preferred class B shares. At the same date, Unibanco increase the capital of Unibanco Representação e Participações Ltda., given it shares of BUS holding S.A.

(5) The company name will be changed to Luizacred S.A. Sociedade de Crédito Financiamento e Investimento, after Central Bank's approval.

(6) Equity in results adjustments based on the financial statements of May 2002.

(7) Companies audited by other independent auditors.

(c) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the period were as follows:

Subsidiaries	Balance to be amortized	Amortization during the period
Bandeirantes	923,537	23,027
Credibanco	36,635	6,280
Fininvest	375,314	7,754
Investcred	54,947	2,944
Unicorp	52,709	893
Other	53,134	4,154
Total	**1,496,276**	**45,052**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

8. Fixed Assets

		Consolidated
	2002	2001
Land and building	814,161	919,307
Other fixed assets	1,098,606	1,134,542
Accumulated depreciation	(750,800)	(804,506)
Total, net	**1,161,967**	**1,249,343**

9. Deposits

				Consolidated
		2002		2001
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	2,714,256	-	2,290,254	-
Savings deposits	4,950,364	-	4,163,113	-
Interbank deposits	54,392	6,938	316,662	826
Time deposits	6,514,372	7,153,256	4,039,007	4,069,051
Total	**14,233,384**	**7,160,194**	**10,809,036**	**4,069,877**

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving deposits index, plus average interest of 11.65% per annum, and are payable up to September 12, 2003.

(b) Euronotes

			Consolidated
Maturity (1)	Currency	2002	2001
Less than 3 months	US$	592,137	498,457
	EUR	65,247	87,118
		657,384	**585,575**
From 3 to 12 months	US$	921,520	826,991
	EUR	68,437	4,102
		989,957	**831,093**
From 1 to 3 years	US$	841,331	876,336
	EUR	269,114	233,085
		1,110,445	**1,109,421**
From 3 to 5 years	US$	**36,053**	**252,107**
From 5 to 15 years	US$	**82,639**	**18,336**
Total		**2,876,478**	**2,796,532**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at June 30, 2002 was 6.86% per annum in Consolidated.

(d) Commercial Paper Programs

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The commercial paper programs, in the amount of R$562,184 (2001 - R$964,999) in Consolidated, are issued by Grand Cayman branch and are payable up to April 17, 2003, with interest at rates between 2.17% and 2.30% per annum.

(e) The other issues totaled R$65,248 (2001 - R$71,372) in Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.94% per annum

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Other Liabilities

				Consolidated
	2002		2001	
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Collection of taxes and other contributions	191,982	-	175,318	-
Foreign exchange portfolio	1,984,853	2,319	725,541	3,658
Social and statutory	304,013	-	256,815	-
Taxes and social security	376,895	927,334	365,229	799,903
Negotiation and intermediation of securities	356,636	-	533,730	-
Accounts payable for purchase of assets	104,632	60,827	161,221	148,635
Technical provision for insurance, capitalization and retirement plans	921,317	1,643,750	825,693	1,329,410
Subordinated debt	9,034	568,699	-	-
Sundry	2,116,761	1,918,165	2,092,597	654,058
Total	**6,366,123**	**5,121,094**	**5,136,144**	**2,935,664**

The foreign exchange portfolio includes R$1,209,142 (2001 – R$452,392) of unsettled exchange sales and R$773,740 (2001 – R$271,670) of obligations for exchange purchased, net of advances on exchange contracts.

"Other liabilities – subordinated debt", in the amount of R$577,733 in Consolidated were issued in April 30, 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 30, 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum thereafter.

"Other liabilities - sundry, includes, basically, provisions for personnel and administrative expenses in the amount of R$247,691 (2001 – R$225,783), provision for labor and civil litigations in the amount of R$714,783 (2001 – R$603,439), payments to be made to accredited establishments of Cartão Unibanco, Credicard and Cartão Fininvest in the amount of R$1,221,897 (2001 – R$1,153,147) and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,137,760.

Other liabilities in the parent company refer to dividends payable in the amount of R$93,848 (2001 – R$88,081).

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

13. Tax Employee and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco Holdings and Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Parent Company		Consolidated	
	2002	2001	2002	2001
Balance at January 1,	**7,568**	**6,571**	**1,479,352**	**1,310,288**
Provisions for acquired companies	-	-	2,122	-
Provision charged	533	454	222,424	188,425
Payments	-	-	(37,665)	(114,444)
Reversal of provisions	-	-	(26,804)	(11,061)
Balance at June 30,	**1,801**	**7,025**	**1,639,429**	**1,373,208**

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the potential liabilityis fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

14. Stockholders' Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

			2002	2001
	Outstanding shares	Treasuries stock	Total	Total
Common	37,138,435,873	-	37,138,435,873	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338	3,843,541,338
Preferred class B	42,426,351,836	922,147,249	43,348,499,085	43,115,835,701
Total	**83,408,329,047**	**922,147,249**	**84,330,476,296**	**84,097,812,912**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

Preferred shares class "A" have no voting rights, that have priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the amount of capital stock represented by such preferred shares. Preferred shares class "A" have a dividend 10% per annum greater per share than ordinary shares and participate in equal conditions with common shares in capital increase from monetary restatements of reserves and income. Preferred shares class "B" have no voting rights that: (i) are entitled to receive a semi-annual minimum dividend of R$0.15 per thousand shares; (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 23, 2001, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001, in the total amount of R$88,081, representing R$1.0426 per 1,000 common shares, R$1.1469 per 1,000 preferred shares class "A"and R$1.0426 per 1,000 preferred share class "B". The payment of the dividends was made as from July 31, 2001.

For each *Unit* there were dividends of R$2.1831 per 1,000 of Units attributed, R$1.0426 from Unibanco Holdings and R$1.1405 from Unibanco.

For each GDS there were dividends of R$1.09155 attributed.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2002, in the total amount of R$93,848, representing R$1.1200 per 1,000 common shares, R$1.2320 per 1,000 preferred shares class "A" and R$1.1200 per 1,000 preferred share class "B". The payment of the dividends was made as from July 31, 2002.

For each *Unit* there were dividends of R$2.3352 per 1,000 of Units attributed, R$1.1200 from Unibanco Holdings and R$1.2152 from Unibanco.

For each GDS there were dividends of R$1.1676 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks

The market value of treasury stocks at June 30, 2002, based on *Units* price at June 28, 2002 in the São Paulo Stock Exchange was R$42,751.

(e) Prior year adjustments

Prior year adjustments recorded in the six-month period ended June30, 2002, in the amount of R$46,608, are mainly related to the adjustments of trading securities and derivative instruments, that did not meet the hedge accounting criteria as stated in Note 4 (d) and 18 (b).

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Parent Company		Consolidated	
	2002	2001	2002	2001
Provision for loan losses	1,648	1,514	703,998	729,672
Other provisions not currently deductible	-	-	752,318	480,580
Merged companies balance	-	-	3,782	-
Tax benefit on reorganization of insurance holdings	-	-	21,298	38,336
Tax loss and negative basis of social contribution carry-forward	133	125	449,502	320,201
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	-	(126,462)	(149,237)
Net deferred tax assets	**1,781**	**1,639**	**1,804,436**	**1,419,552**
Total assets	**1,781**	**1,639**	**1,810,965**	**1,444,788**
Total liabilities	**-**	**-**	**6,529**	**25,236**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized totaled R$117,500 (2001 – R$259,411) in Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 5 years in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company		Consolidated	
	2002	2001	2002	2001
Income before income tax and social contribution, net of profit sharing	282,720	255,009	590,510	539,421
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(96,125)	(86,703)	(200,773)	(183,403)
Adjustments to derive effective tax rate:				
.Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	96,162	86,769	(3,701)	2,029
.Exchange gains on foreign branches and subsidiary companies	-	-	174,534	100,633
.Exempt foreign subsidiaries income	-	-	-	39,911
.Interest on own capital paid (received)	-	-	7,893	9,580
.Deferred tax assets from prior periods recognized in the period	-	78	-	78
.Deferred tax assets not recorded				(17,090)
.Permanent differences (net)	-	-	(27,139)	(16,604)
Income tax and social contribution for the period	**37**	**144**	**(49,186)**	**(64,866)**

16. Commitments and Guarantees

	Consolidated	
	2002	2001
Co-obligation and risks for guarantees provided	4,686,436	4,195,346
Assets under management (mainly mutual investment funds)	20,055,548	19,039,008
Lease commitments	26,646	34,215

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

17. Related Party Transactions

	2002	2001
Assets		
Cash and due from banks	3	55
Marketable securities	8,902	7,069
Other credits	93,292	88,325
Liabilities		
Other liabilities	4	-
Revenues		
Other operating income	723	495
Expenses		
Personnel and other administrative expenses	17	8

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

18. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to fair values at June 30, 2002 are as follows:

		Consolidated
	Book value	Fair value
Assets		
Interbank investments	4,503,111	4,499,641
Marketable securities	18,779,719	18,200,591
Derivatives, net	67,150	67,150
Lending operations	22,135,478	22,178,135
Liabilities		
Deposits	21,393,578	21,390,211
Resources from securities issued	3,959,578	3,888,821
Other liabilities (note 12)	11,487,217	11,109,594
Treasury stocks	39,757	42,751

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The fair value of interbank investments, lending operations, and deposits (except for demand and saving deposits), was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, as informed by external entities.

The fair value of treasury stocks was based on *Units* price at June 28, 2002 in the São Paulo Stock Exchange.

The fair value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) The current notional values and fair value of off-balance sheet derivative financial instruments at June 30 are as follows:

							Consolidated
					2002		2001
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment	Current notional value	Net exposure
Futures contracts	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	-	**(3,869,772)**	**(3,869,772)**
Purchase commitments	**3,490,045**	**3,490,045**	-	-	-	**1,519,946**	**889,407**
Currencies	874,394	874,394	-	-	-	889,407	889,407
Interbank interest rate	633,878	633,878	-	-	-	6,538	-
Exchange coupon	1,981,773	1,981,773	-	-	-	624,001	-
Sale commitments	**11,778,103**	**11,778,103**	**8,288,058**	**8,288,058**	-	**5,389,718**	**4,759,179**
Currencies	1,568,141	1,568,141	693,747	693,747	-	-	-
Interbank interest rate (1)	5,544,450	5,544,450	4,910,572	4,910,572	-	3,579,959	3,573,421
Exchange coupon	4,665,512	4,665,512	2,683,739	2,683,739	-	1,809,759	1,185,758
Term contracts	**6,770**	**6,770**	**6,770**	**6,770**	-	**(1,175)**	**(1,175)**
Assets position	**525,917**	**525,917**	**349,726**	**349,726**	-	**2,809,989**	**647,429**
Interbank interest rate (1)	438,393	438,393	349,726	349,726	-	1,728,667	647,429
Fixed interest rate	87,524	87,524	-	-	-	1,081,322	-
Liabilities position	**519,147**	**519,147**	**342,956**	**342,956**	-	**2,811,164**	**648,604**
Interbank interest rate	88,667	88,667	-	-	-	1,081,238	-
Fixed interest rate	430,480	430,480	342,956	342,956	-	1,729,926	648,604
Swap contracts	**(125,978)**	**67,292**	**(125,978)**	**67,292**	**193,270**	**(27,613)**	**(27,613)**
Assets position	**10,098,303**	**10,057,157**	**4,420,140**	**4,433,640**	**13,500**	**11,895,989**	**6,405,634**
Currencies	951,473	910,227	-	-	-	902,893	-
Interbank interest rate	5,869,786	5,869,786	3,687,081	3,687,081	-	7,901,044	5,496,659
Fixed interest rate	1,329,325	1,323,474	-	-	-	1,460,919	-
Other	1,947,719	1,953,670	733,059	746,559	13,500	1,631,133	908,975
Liabilities position	**10,224,281**	**9,989,865**	**4,546,118**	**4,366,348**	**179,770**	**11,923,602**	**6,433,247**
Currencies	3,586,088	3,428,305	2,634,615	2,518,078	116,537	3,631,782	2,728,889
Interbank interest rate	2,182,705	2,182,705	-	-	-	2,404,385	-
Fixed interest rate	3,240,828	3,171,744	1,911,503	1,848,270	63,233	5,165,277	3,704,358
Other	1,214,660	1,207,111	-	-	-	722,158	-
Foreign exchange swap contracts With periodic settlement	**(5,696)**	**(5,696)**	**(5,696)**	**(5,696)**	-	-	-
Assets position	**212,271**	**212,271**	-	-	-	-	-
Currencies	212,271	212,271	-	-	-	-	-
Liabilities position	**217,967**	**217,967**	**5,696**	**5,696**	-	-	-
Interbank interest rate	217,967	217,967	5,696	5,696	-	-	-
Option contracts	**869**	**869**	**869**	**869**	-	**(55,484)**	**(55,484)**
Purchase commitments	**16,495**	**16,495**	**919**	**919**	-	**13,862**	**20**
Shares	1,495	1,495	919	919	-	1,262	-
Index	15,000	15,000	-	-	-	12,600	20
Sale commitments	**15,626**	**15,626**	**50**	**50**	-	**69,346**	**55,504**
Shares	576	576	-	-	-	56,766	55,504
Index	15,050	15,050	50	50	-	12,580	-

(1) On June 30, 2002, Unibanco had R$4,053,302 future and term contracts accounted for at fair value and been recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized gains, net of applicable taxes, recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholders' equity in the amount of R$21,213.

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet derivative financial instruments.

The amounts of receivables under the swap contracts are R$312,511 (2001 - R$182,581) in Consolidated and the amounts of payables are R$245,219 (2001 - R$210,194) in Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments" in current and long-term assets and as "Derivative financial instruments" in current and long-term liabilities, respectively.

The premiums over sale commitments of option contracts are R$103 in Consolidated and are recorded as "Derivative financial instruments".

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

The premiums paid to acquire option contracts totaled R$1 (2001 – R$9) in Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments".

The premiums received from written swap option contracts totaled R$40 (2001 - R$37) in Consolidated, and are recorded in "Derivative financial instruments".

As a result of adoption of new rules established by Central Bank Circular 3082 and the supplemental regulation, the adjustments resulted from the new rules to recording and valuating the derivative financial instruments, using the fair value in December 31, 2001 of Unibanco its subsidiaries, resulting in an effect in stockholders' equityin the amount of R$3,817 as a credit of "Retained earnings".

(c) Notional at fair value distributed by trade location

	Consolidated
	Notional at fair value
Future contracts	
Purchase commitments	**3,490,045**
BM&F	3,490,045
Sale commitments	**11,778,103**
BM&F	11,778,103
Term contracts	
Asset position	**525,917**
BM&F	525,917
Swap contracts	
Asset position	**10,057,157**
BM&F	2,394,822
CETIP (Clearing House for Custody and Financial Settlement of Securities)/Counter	7,662,335
Foreign exchange swap contracts with periodic settlement	
Asset position	**212,271**
BM&F	212,271
Option contracts	
Purchase commitments	**16,495**
BM&F	15,000
Counter	1,495
Sale commitments	**15,626**
BM&F	15,050
Counter	576

The amount linked to guarantees rendered on BM&F transactions were R$1,221,158 in Consolidated and are represented by federal government securities.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(d) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

			Consolidated
	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	**3,490,045**	**11,778,103**	-
Less than 3 months	946,025	4,483,214	-
Between 3 and 6 months	9,530	4,190,757	-
Between 6 months and 1 year	1,507,291	2,055,816	-
More than 1 year	1,027,199	1,048,316	-
Term contracts	**525,917**	**519,147**	-
Less than 3 months	212,390	212,175	-
Between 3 and 6 months	32,478	32,742	-
Between 6 months and 1 year	264,546	258,482	-
More than 1 year	16,503	15,748	-
Swap contracts	**10,057,157**	**9,989,865**	**67,292**
Less than 3 months	4,124,200	4,191,165	(66,965)
Between 3 and 6 months	1,515,468	1,524,048	(8,580)
Between 6 months and 1 year	1,920,823	1,921,219	(396)
More than 1 year	2,496,666	2,353,433	143,233
Foreign exchange swap contracts with periodic Settlement	**212,271**	**217,967**	-
Between 3 and 6 months	198,647	203,880	-
Between 6 months and 1 year	12,480	12,888	-
More than 1 year	1,144	1,199	-
Option contracts	**16,495**	**15,626**	**869**
Less than 3 months	15,000	15,626	(626)
More than 1 year	1,495	-	1,495

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

19. Statement of Cash Flows

	Parent Company	
	2002	2001
Operating activities		
Net income	282,757	255,153
Deferred tax assets	(37)	(144)
Equity in results of subsidiary and associated companies	(282,830)	(255,203)
Changes in assets and liabilities		
Decrease (increase) in marketable securities	211	(483)
Decrease (increase) in other credits and other assets	(74)	1,538
Increase (decrease) in other liabilities	481	(1,302)
Net cash provided by (used in) operating activities	**508**	**(441)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	99,659	77,038
Net cash provided by (used in) investing activities	**99,659**	**77,038**
Financing activities		
Increase in borrowings and onlending in Brazil – Governmental agencies	(517)	232
Dividends paid	(99,655)	(76,823)
Net cash provided by (used in) financing activities	**(100,172)**	**(76,591)**
Net increase (decrease) in cash and due from banks	**(5)**	**6**
Cash and due from banks at the beginning of the period	9	1
Cash and due from banks at the end of the period	4	7
Net increase (decrease) in cash and due from banks	**(5)**	**6**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

19. Statement of Cash Flows – (continuation)

	Consolidated	
	2002	2001
Operating activities		
Net income	282,757	255,153
Fair value adjustment – trading securities	331,403	29,194
Provision for loan losses	1,030,067	814,872
Technical provisions for insurance, capitalization and retirement plans	312,475	197,583
Deferred tax assets	(174,408)	(102,535)
Reversal of foreclosed assets provision	(22,010)	(5,840)
Loss on sale of foreclosed assets and fixed assets	14,362	10,375
Amortization of goodwill (negative goodwill) on subsidiaries acquired	45,052	36,673
Equity in results of subsidiary and associated companies	10,886	(5,969)
Exchange gain on foreign investments	(1,587)	-
Gains on sale of investment	-	(730)
Provision for losses on investments	4,205	1,441
Depreciation and amortization	164,816	150,356
Income minority interest	258,567	219,402
Changes in assets and liabilities		
Decrease (increase) in interbank investments	196,847	(256,898)
Increase in marketable securities	(4,267,448)	(626,189)
Decrease (increase) in Central Bank compulsory deposits	124,487	(156,130)
Net change in interbank and interdepartmental accounts	28,824	(231,594)
Increase in lending operations	(1,727,480)	(4,119,223)
Decrease in leasing operations	96,195	34,635
Increase in leased assets	-	(2,055)
Net change in foreign exchange portfolio	(482,034)	283,891
Decrease (increase) in other credits and other assets	(187,069)	298,472
Increase (decrease) in other liabilities	1,843,207	200,333
Increase (decrease) in deferred income	44,623	(7,084)
Prior year adjustments	-	3,218
Net cash used in operating activities	**(2,073,263)**	**(2,978,649)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	3,948	-
Proceeds from sale of foreclosed assets	90,235	52,759
Purchase of/capital increase on investments in subsidiary and companies	(28,816)	-
Goodwill on acquisition of subsidiary companies	(53,734)	(10,940)
Proceeds from sale of / capital decrease in subsidiary and associated companies	8,516	-
Purchase of other investments	(32,545)	(10,171)
Proceeds from sale of other investments	25,202	19,493
Purchase of fixed assets	(125,442)	(127,385)
Proceeds from sale of fixed assets	129,749	27,418
Deferred charges	(91,449)	(109,103)
Minority interest	(414,176)	354
Net cash provided by used in investing activities	**(488,512)**	**(157,175)**
Financing activities		
Increase in deposits	2,470,888	1,528,548
Increase (decrease) in securities sold under repurchase agreements	(1,254,135)	721,312
Increase (decrease) in resources from securities issued	662,504	(120,573)
Increase in borrowings and onlending in Brazil – Governmental agencies	1,007,776	1,476,865
Dividends paid	(99,655)	(76,823)
Net cash provided by financing activities	**2,787,378**	**3,529,329**
Net increase in cash and due from banks	**225,603**	**393,105**
Cash and due from banks at the beginning of the period	993,240	528,392
Cash and due from banks at the end of the period	1,218,843	921,947
Net increase in cash and due from banks	**225,603**	**393,105**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

	2002		2001	
Balance sheet	Bandeirantes and subsidiary companies	Dibens and subsidiary companies	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets				
Current and long-term assets	**1,163,398**	**2,288,079**	**2,721,517**	**1,410,021**
Cash and due from banks	-	651	13,662	3,279
Interbank investments	3,101	7,308	188,862	3,144
Marketable securities	466,565	849,959	372,092	272,315
Interbank and interdepartmental accounts	116	6,171	428,637	3,867
Lending and leasing operations	-	1,187,489	830,915	923,516
Other credits and other assets	693,616	236,501	887,349	203,900
Permanent assets	**154,636**	**56,264**	**244,296**	**47,428**
Total	**1,318,034**	**2,344,343**	**2,965,813**	**1,457,449**
Liabilities				
Current and long-term liabilities	**816,464**	**2,172,514**	**2,686,953**	**1,317,629**
Deposits	187,085	869,064	1,498,366	745,814
Securities sold under repurchase agreements	-	557,761	6,982	47,698
Resources from securities issued	292,459	388,741	236,523	319,366
Interbank and interdepartmental accounts	-	67,903	188,600	48,193
Borrowings and onlending in Brazil – Governmental Agencies	-	192,400	229,701	85,709
Derivative financial instruments	2,634	14,447	39,708	23,008
Other liabilities	334,286	82,198	487,073	47,841
Deferred income	**-**	**-**	**929**	**-**
Minority interest	**-**	**2**	**22,992**	**-**
Stockholders' equity	**501,570**	**171,827**	**254,939**	**139,820**
Total	**1,318,034**	**2,344,343**	**2,965,813**	**1,457,449**

	2002		2001	
Statement of income	Bandeirantes and subsidiary companies	Dibens and subsidiary companies	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Revenue from financial intermediation	105,070	289,873	354,321	182,719
Expenses on financial intermediation	(96,121)	(215,695)	(150,813)	(127,366)
Provision for lending, leasing and other credits losses	-	(25,293)	(3,685)	(7,569)
Salaries, benefits, training and social security and Other administrative expenses	(9,081)	(15,727)	(213,229)	(15,194)
Other operating income (expenses)	72,206	(9,379)	52,299	(6,420)
Non-operating income, net	(12,316)	(1,395)	(2,950)	(2,548)
Income tax and social contribution	(6,179)	(3,680)	(11,628)	(8,473)
Profit sharing	(101)	(1,091)	(1,154)	(1,571)
Minority interest	-	-	(470)	-
Net income	**53,478**	**17,613**	**22,691**	**13,578**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd,, Unicorp Bank & Trust Ltd. (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet	2002	2001
Assets		
Current and long-term assets	**13,277,848**	**10,637,796**
Cash and due from banks	138,242	124,906
Interbank investments	2,679,357	1,512,170
Marketable securities	7,173,542	5,597,043
Interbank accounts	76,237	54,919
Lending and leasing operations	2,976,437	2,890,237
Other credits and other assets	234,033	458,521
Permanent assets	**75,859**	**20,277**
Total	**13,353,707**	**10,658,073**
Liabilities		
Current and long-term liabilities	**10,555,607**	**8,504,099**
Deposits	1,849,303	1,394,924
Securities sold under repurchase agreements	870,142	508,583
Resources from securities issued	3,061,615	3,448,490
Interbank accounts	17,332	8,867
Borrowings	2,871,161	2,752,241
Derivative financial instruments	3,237	6,467
Other liabilities	1,882,817	384,527
Deferred income	**16,159**	**13,339**
Minority interest	**3**	**41,156**
Stockholders' equity	**2,781,938**	**2,099,479**
Total	**13,353,707**	**10,658,073**

Combined statement of income	2002	2001
Revenue from financial intermediation	443,097	407,411
Expenses on financial intermediation	(177,168)	(256,496)
Provision for lending, leasing and other credits losses	(30,336)	(12,084)
Salaries, benefits, training and social security and other administrative expenses	(29,387)	(25,480)
Other operating income (expenses)	(4,707)	11,995
Non-operating income, net	114	128
Profit sharing	(317)	-
Minority interest	(1,186)	(4,682)
Net income	**200,110**	**120,792**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**3,844,493**	**3,346,883**
Cash and due from banks	5,198	18,655
Marketable securities	2,992,861	2,685,361
Other credits and other assets	846,434	642,867
Permanent assets	**292,111**	**382,875**
Total	**4,136,604**	**3,729,758**
Liabilities		
Current and long-term liabilities	**2,953,063**	**2,568,151**
Other liabilities	2,953,063	412,982
Technical provisions for insurance and retirement plans	-	2,155,169
Minority interest	**-**	**1,265**
Stockholders' equity	**1,183,541**	**1,160,342**
Total	**4,136,604**	**3,729,758**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	242,846	169,432
Provision for lending, leasing and other credits losses	1,444	(1,700)
Insurance and retirement plans premiums	902,640	737,756
Changes in technical provision for insurance and retirement plans	(220,566)	(104,934)
Insurance claims	(351,844)	(278,496)
Private retirement plans benefits expenses	(198,431)	(222,699)
Salaries, benefits, training and social security and other administrative expenses	(103,621)	(103,984)
Other operating income (expenses)	(134,143)	(122,585)
Non-operating income, net	29,654	12,200
Income tax and social contribution	(35,964)	(8,884)
Profit sharing	(6,486)	(5,079)
Minority interest	-	(149)
Net income	**125,529**	**70,878**

(1) June 2001 figures were reclassified, since Unibanco Companhia de Capitalização changed to retail segment.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(d) Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda, (33,333%) and Redecard S.A. (31,943%):

Combined balance sheet	2002	2001
Assets		
Current and long-term assets	**2,505,500**	**2,367,123**
Cash and due from banks	7,845	15,518
Interbank investments	2,511	7,302
Marketable securities	454,993	370,915
Interbank and interdepartmental accounts	10,329	27,860
Lending operations	1,480,619	1,296,038
Other credits and other assets	549,203	649,490
Permanent assets	**291,943**	**179,305**
Total	**2,797,443**	**2,546,428**
Liabilities		
Current and long-term liabilities	**2,366,774**	**2,163,614**
Deposits	576,708	301,504
Borrowings	151,021	206,817
Resources from securities issued	294,374	237,297
Interbank and interdepartmental accounts	296	28,078
Other liabilities	1,344,375	1,389,918
Stockholders' equity	**430,669**	**382,814**
Total	**2,797,443**	**2,546,428**

Combined statement of income	2002	2001
Revenue from financial intermediation	622,160	496,163
Expenses on financial intermediation	(132,623)	(73,732)
Provision for lending, leasing and other credits losses	(215,133)	(170,331)
Salaries, benefits, training and social security and other administrative expenses	(233,362)	(198,586)
Other operating income (expenses)	195,853	120,853
Non-operating income, net	7,374	(675)
Income tax and social contribution	(68,105)	(49,923)
Profit sharing	(8,878)	(7,281)
Net income	**167,286**	**116,488**

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	2002	2001 (1)
Assets		
Current and long-term assets	**2,128,772**	**1,619,772**
Cash and due from banks	6,170	8,106
Interbank investments	88,485	184,857
Marketable securities	240,961	77,468
Interbank accounts	93,323	-
Lending operations	1,396,303	1,144,364
Other credits and other assets	303,530	204,977
Permanent assets	**136,697**	**69,409**
Total	**2,265,469**	**1,689,181**
Liabilities		
Current and long-term liabilities	**1,984,282**	**1,491,205**
Deposits	1,420,979	1,115,673
Interbank accounts	87,685	5,937
Borrowings	92,910	3
Derivative financial instruments	5,432	-
Other liabilities	377,276	369,592
Deferred income	**13**	**2,158**
Minority interest	**2**	**6**
Stockholders' equity	**281,172**	**195,812**
Total	**2,265,469**	**1,689,181**

Combined statement of income	2002	2001 (1)
Revenue from financial intermediation	640,675	569,448
Expenses on financial intermediation	(157,978)	(93,781)
Provision for lending, leasing and other credits losses	(308,012)	(262,743)
Salaries, benefits, training and social security and other administrative expenses	(242,247)	(215,764)
Other operating income (expenses)	84,962	43,333
Non-operating income, net	(13)	(35)
Income tax and social contribution	16,661	(6,665)
Profit sharing	(3,018)	(1,179)
Net income	**31,030**	**32,614**

(1) Banco Investcred S.A. and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, was acquired in the second semester of 2001.

(Amounts expressed in thousands of Brazilian reais unless otherwise indicated)

21. Other Information

(a) "Other operating income" totaled R$443,341 (2001 – R$304,358) in Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$256,116 (2001 – R$171,644) in Consolidated (see Note 7) and interest on judicial deposits in the amount of R$12,355 (2001 – R$16,846) in Consolidated.

(b) "Other operating expenses" totaled R$361,671 (2001 – R$275,837) in Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Company, principally labor claims, in the amount of R$114,194 (2001 – R$122,695) in Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$45,052 (2001 – R$42,844) in Consolidated.

(c) The financial statements at June 30, 2001 are presented with some reclassifications to better comparison, as follows: balance sheet: "Other liabilities – technical provisions for insurance and retirement plans from current to long-term liabilities". In the statement of income the accounts are: "Deposits and securities sold", "Borrowings and onlendings", "Services rendered", "Changes in technical provisions for insurance, capitalization and retirement plans", "Private retirement plans benefits expenses" and "Other administrative expenses".

(d) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S,A, and Unibanco Asset Management – Banco de Investimento S,A, is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

In the six-month period ended June 30, 2002, contribution was R$1,936 (2001 – R$660) in Consolidated.

(e) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents, Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2002, Unibanco granted 622,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and April 15, 2008, at an average exercise price of R$93,19.

(f) Assets leased to third parties, in the amount of R$1,364,367 (2001 – R$1,754,919), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,045,628 (2001 – R$1,328,698) and the residual value received in advance from these lessees amounts to R$769,534 (2001 – R$995,885), classified as reduction account of leasing operations.

Assets leased from third parties are not relevant.

(g) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2002, the insurance coverage on properties and other assets in use totaled R$1,104,421 (2001 - R$1,068,224) in Consolidated.

* * *

EXHIBIT 2

UNIBANCO

Unibanco Holdings S.A.

Individual and Consolidated
Financial Statement for the Quarter Ended
June 30, 2002 and
Independent Auditors' Report

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone : (11) 3150-1800
Fac-símile: (11) 3258-8456
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1 We have performed a special review of the accompanying quarterly information (ITR) of Unibanco Holdings S.A. for the quarter and six-month period ended June 30, 2002, prepared in accordance with accounting practices established by Brazilian Corporate Law, which are comprised of the balance sheet, statement of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Company personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Company.

3. The financial statements of certain consolidated subsidiaries, which the investment balances on the individual balance sheets of the respective parent company, as of June 30, 2002, amounted to approximately R$ 1,200,000 thousand and the equity in result for the six-month period ended June 30, 2002 to R$ 170,000 thousand, were reviewed by other independent auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4. Based on our review and on the report of other independent auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

5. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the six-month periods ended June 30, 2002 and 2001, presented in Note 19 to the financial statements, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with Brazilian Accounting Practices.

6. Previously, we performed a special review on the balance sheets (Parent Company and Consolidated) as of March 31, 2002, and on the income statements (Parent Company and Consolidated) for the quarter and six-month period ended June 30, 2001, and issued reports dated May 8, 2002 and August 6, 2001, respectively, that expressed unqualified opinions.

7. As mentioned in Note 3c, Unibanco – União de Bancos Brasileiros and its subsidiaries have adopted the new criteria established by the Central Bank of Brazil for recording and evaluating marketable securities and derivative financial instruments.

8. We performed the review of the quarterly information for the quarter and six-month period ended June 30, 2002 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco Holdings S.A. for the same date, and issued an unqualified opinion thereon, dated August 12, 2002.

9. These financial statements have been translated into English for the convenience of the readers.

São Paulo, August 12, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE	2 – CORPORATE NAME	3 - CNPJ
01475-3	**UNIBANCO HOLDINGS S.A.**	**00.022.034/0001-87**
4 – NIRE **35.300.140.443**		

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS				2 – DISTRICT
Avenida Eusébio Matoso, 891 – 22nd floor				Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo			5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 - FAX -	14 - FAX -	-
15 - E-MAIL investor.relations@unibanco.com.br				

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME				
MAURO AGONILHA				
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo			6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3813618	14 - FAX -	15 - FAX -	
16 – E-MAIL investor.relations@unibanco.com.br				

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER		
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2002	Dec 31, 2002	2	Apr 1, 2002	Jun 30, 2002	1	Jan 1, 2002	Mar 31, 2002
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9	
11 – Responsible Partner Name Ariovaldo Guello						12 – Responsible Partner CPF 047.437.688-53	

48

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01475-3	**UNIBANCO HOLDINGS S.A.**	**00.022.034/0001-87**

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER Jun 30, 2002	2 - PRIOR QUARTER Mar 31, 2002	3 – SAME QUARTER PRIOR YEAR Jun 30, 2001
Paid in Capital			
1 – Common	37,138,436	37,138,436	37,138,436
2 – Preferred	47,192,040	47,192,040	46,959,377
3 – Total	84,330,476	84,330,476	84,097,813
In Treasury Stock			
4 – Common	0	0	0
5 – Preferred	922,147	922,147	0
6 – Total	922,147	922,147	0

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 1170000 – Participation and Administration
5 – PRINCIPAL ACTIVITY HOLDING
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA[1]	Jul 24, 2002	Dividends	Jul 31, 2002	Common	0.0011200000
02	RCA[1]	Jul 24, 2002	Dividends	Jul 31, 2002	Preferred class A	0.0012320000
03	RCA[1]	Jul 24, 2002	Dividends	Jul 31, 2002	Preferred class B	0.0011200000

[1] Board of directors meeting

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – JUNE 30, 2002** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE	2 – CORPORATE NAME	3 – CNPJ
01475-3	**UNIBANCO HOLDINGS S.A.**	**00.022.034/0001-87**

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE	2 – SIGNATURE
August 14, 2002	

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	**UNIBANCO HOLDINGS S.A.**	**COMMERCIAL, INDUSTRIAL**
01475-3	**DATE - JUNE 30, 2002**	**AND OTHER COMPANIES**
	QUARTERLY INFORMATION	**Corporate Legislation**

BALANCE SHEET **(Expressed in thousands of Reais)**

ASSETS	June 30, 2002	March 31, 2002
CURRENT ASSETS	**100,170**	**9,192**
Cash and due from banks	6,256	8,590
Demand deposits	4	8
Marketable securities and derivative financial instruments	6,252	8,582
Other assets	93,914	602
Dividends receivable	93,292	-
Sundry	622	602
LONG-TERM ASSETS	**4,433**	**1,802**
Other credits	4,433	1,802
Deferred tax assets	1,781	1,802
Marketable securities and derivative financial instruments	2,652	-
PERMANENT ASSETS	**3,769,776**	**3,793,610**
Investments	3,769,776	3,793,610
Subsidiary companies	3,769,776	3,793,610
Local	3,769,776	3,793,610
TOTAL	**3,874,379**	**3,804,604**

51

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. DATE - JUNE 30, 2002 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

BALANCE SHEET **(Expressed in thousands of Reais)** **(continuation)**

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
CURRENT LIABILITIES	**93,853**	**-**
Dividends payable	93,848	-
Other liabilities	5	-
Accounts payable	5	-
LONG-TERM LIABILITIES	**8,101**	**7,831**
Provisions	8,101	7,831
Provision for tax litigation	8,101	7,831
STOCKHOLDERS' EQUITY	**3,772,425**	**3,796,773**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,630	413,537
Revaluation reserve	2,345	3,090
In subsidiary companies	2,345	3,090
Revenue reserves	1,251,878	1,377,796
Legal reserve	104,979	104,979
Realizable profits reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Other revenue reserves	(165,675)	(39,757)
Treasury stocks	(39,757)	(39,757)
Unrealized gains and losses - marketable securities and derivative financial instruments	(125,918)	-
Retained earnings	241,122	138,900
TOTAL	**3,874,379**	**3,804,604**

52

(Convenience translation into English from the original previously issued in Portuguese)

STATEMENT OF INCOME **(Expressed in thousands of Reais)**

	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002	From April 1, 2001 To June 30, 2001	From January 1, 2001 To June 30, 2001
Operating income (expenses)	**149,398**	**282,720**	**129,022**	**255,009**
Personnel and other administrative expenses	(43)	(223)	(137)	(214)
Other operating income	382	758	267	515
Financial income	382	758	267	515
Other operating expenses	(276)	(645)	(237)	(495)
Financial transactions and other taxes	(276)	(645)	(237)	(495)
Equity in results of subsidiary companies	149,335	282,830	129,129	255,203
OPERATING INCOME	**149,398**	**282,720**	**129,022**	**255,009**
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	**149,398**	**282,720**	**129,022**	**255,009**
Deferred income tax and social contribution	(22)	37	115	144
NET INCOME	**149,376**	**282,757**	**129,137**	**255,153**
Number of outstanding shares (thousand)	83,408,329	83,408,329	84,097,813	84,097,813
Net income per 1,000 shares: R$	1.79	3.39	1.54	3.03

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. ("Unibanco Holdings") was formed to invest in Unibanco – União de Bancos Brasileiros S.A. ("Unibanco").

The consolidated operations of Unibanco Holdings S.A. and its direct, indirect and jointly controlled subsidiary companies, in Brazil and abroad, are mainly carried out in the financial markets within the context of the Unibanco Financial Conglomerate, but include other activities carried out by group companies principally related to insurance services, credit card operations, capitalization plans and private retirement plans.

2. Presentation of the Financial Statements

The financial statements of Unibanco Holdings S.A. ("Parent Company") are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries ("Consolidated") which comprise the accounts of Unibanco Holdings S.A. and its subsidiary (Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies) as shown in note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings S.A. and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses, except for the marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented since the first semester of 2002, as stated in Note 3 (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank

(c) Marketable securities and derivative financial instruments

The Brazilian Central Bank has established new rules for the recording and valuation of marketable securities and derivative financial instruments, which effects are recognized in the financial statements for the six-month period ended June 30, 2002.

Marketable securities

According to Brazilian Central Bank Circular 3068 issued on November 8, 2001 and the supplemental regulation, marketable securities must be classified into one of three categories, based on the intent to negotiate on the acquisition date (during the implementation of the new rule, has adopted transitional criteria), and accounted for as follow:

- Trading securities – marketable securities acquired for trading purpose – they are stated at cost plus, accrued interest and adjusted to their fair values and unrealized gains and losses are recognized in current operations.

- Securities available for sale – marketable securities acquired as part of the Unibanco strategy for the risk management of interest rates, they could be negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The realized gains and losses are recognized based on the applicable trade date in a contraaccount in stockholders' equity item.

- Securities held to maturity – marketable securities that there is intention and financial ability to retain them until the maturity. They are carried at cost plus accrued interest.

Derivative financial instruments (Assets and liabilities)

According to Brazilian Central Bank Circular 3082 issued on January 30, 2002 and the supplemental regulation, the derivative financial instruments are classified based on Unibanco's intent at trade date for hedging or non-hedging purpose.

- Transactions involving derivative financial instruments to meet customer needs or for own purpose that did not meet hedging accounting criteria established by the Central Bank, primary derivatives used to manage the global exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

- Derivative financial instruments designed for hedging or to modify characteristics of assets or liabilities and (i) highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses – marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. In 2002, the effects in subsidiaries and associated companies resulted from the new rules to recorded and valuation of marketable securities and derivative financial instruments, as mentioned in Note 3 (c) were recognized in Unibanco as "Unrealized gains and losses – marketable securities and derivative financial instruments and "Retained earnings", so as to maintain the original record made by the subsidiaries and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented since the first semester of 2002, as per Note 3 (c)

4. Marketable Securities

(a) Trading assets

		Consolidated
Issuer/Type of investment	Amortized cost	Fair value
Federal government	**6,447,540**	**6,197,168**
Financial treasury bills	788,619	786,592
Treasury bills	2,361,274	2,336,032
Central Bank notes	2,328,387	2,177,066
Treasury notes	969,249	897,467
Other	11	11
Opened mutual funds (1)	**968,347**	**968,347**
Other	**193,371**	**193,370**
Total	**7,609,258**	**7,358,885**

(1) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities were classified as current assets, independently of their maturity date, since these securities are actively and frequently traded.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Securities available for sale

(i) Amortized cost, plus accrued income, and fair value:

	Consolidated		
Issuer/Type of investment	Amortized cost	Fair value adjustment (1)	Fair value
Federal government	**1,876,924**	**(88,662)**	**1,788,262**
Financial treasury bills	736,522	(11,122)	725,400
Central Bank notes	817,188	(61,521)	755,667
Treasury notes	258,750	(5,298)	253,452
Other	64,464	(10,721)	53,743
Brazilian sovereign bonds	**718,441**	**(185,879)**	**532,562**
Corporate debt securities	**2,828,648**	**(55,409)**	**2,773,239**
Debentures	2,357,615	(37,842)	2,319,773
Eurobonds	214,682	(8,425)	206,257
Other	256,351	(9,142)	247,209
Bank debt securities	**433,337**	**(12,385)**	**420,952**
Eurobonds	275,783	(12,385)	263,398
Mortgage notes	82,257	-	82,257
Time deposits	70,980	-	70,980
Other	4,317	-	4,317
Marketable equity securities	**186,113**	**(21,266)**	**164,847**
Opened mutual funds	**155,661**	**-**	**155,661**
Total	**6,199,124**	**(363,601)**	**5,835,523**

(1) Recorded as a component of stockholders' equity.

(ii) Amortized cost and fair value by maturity:

	Consolidated	
Maturity	Amortized cost	Fair value
Less than 3 months	131,466	128,398
Between 3 months and 1 year	692,039	686,272
Between 1 and 3 years	2,138,338	2,020,810
Between 3 and 5 years	1,318,965	1,270,804
Between 5 and 15 years	1,513,057	1,358,861
More than 15 years	49,895	49,895
No stated maturity	355,364	320,483
Total	**6,199,124**	**5,835,523**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Securities held to maturity

(i) Amortized cost, plus accrued income:

Issuer/Type of investment	Consolidated Amortized cost
Federal government	**4,837,350**
Central Bank notes	1,675,677
Treasury notes	3,143,972
Other	17,701
Brazilian sovereign bonds	**268,280**
Corporate debt securities	**443,705**
Eurobonds	443,705
Bank debt securities	**35,978**
Eurobonds	35,978
Total	**5,585,313**

The fair value of these securities was R$5,006,185 in Consolidated. The difference between amortized cost and the fair value amounted R$579,128 in Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

(ii)Amortized cost by maturity:

Maturity	Consolidated Amortized cost
Less than 3 months	110,192
Between 3 months and 1 year	1,084,345
Between 1 and 3 years	3,563,528
Between 3 and 5 years	725,754
Between 5 and 15 years	101,494
Total	**5,585,313**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

The resources of third parties which are related to the securities held to maturity, for Consolidated compared with the portfolios is as follow:

Securities held to maturity	Amortized cost as of June 30,	Average interest rate per annum	Average term in months
I. Securities abroad at December 31, 2001, U.S. dollar-denominated (1)	747,964	8.01%	33
II. Securities of acquired banks U.S. dollar-indexed (1)	897,433	10.25%	19
III. Securities held to maturity with third parties			
. U.S. dollar-indexed securities	3,922,215	8.79%	26
U.S. dollar-denominated third parties' resources	3,922,215	5.56%	46
Annual spread		3.06%	
. Other securities			
General Market Prices to Consumers Index (IGP-M) - indexed Securities	17,701	20.32%	39
General Market Prices to Consumers Index (IGP-M) - indexed third parties resources	17,701	6.00%	39
Annual spread		13.51%	
Total of securities held to maturity	**5,585,313**	**8.95%**	**26**

(1) Securities held to maturity based on own capital.

(iv) Fair value determination

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

(d) Prior year adjustments

As a result of adoption of new rules established by Central Bank Circular 3068 and supplemental regulations, the adjustments resulted from the application of new rules for recording and valuating the marketable securities, using the fair value as for December 31, 2001 for the securities portfolio of Unibanco and its subsidiaries, resulted in an effect in stockholders' equity of: (i) R$23,888 as a credit in "Retained earnings", resulting of securities classified as trading securities, and (ii) R$18,902 as a charge in "Unrealized gains and losses – marketable securities and derivative financial instrument", and as a credit in "Retained earnings" and R$13,193 as credit in "Unrealized gains and losses – marketable securities and derivative financial instrument", resulting of securities available for sale.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE **01475-3**	**UNIBANCO HOLDINGS S.A.** **DATE – JUNE 30, 2002** **QUARTERLY INFORMATION**	**COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES** **Corporate Legislation**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasingoperations portfolio by type and by maturity:

	Consolidated
By type	
Discounted loans and notes	11,149,837
Financing	8,437,051
Agricultural	704,051
Real estate loans	580,968
Credit card	2,840,346
Total lending operations	**23,712,253**
Leasing operations	656,949
Advances on exchange contracts (1)	1,649,929
Total lending operations, leasing and advances On exchange contracts	**2,306,878**
Guarantees honored	2,017
Other receivables (2)	261,049
Total other credits	**263,066**
Co-obligation on credit card customer financing (3)	**252,973**
Total risk	**26,535,170**
By maturity	
Past-due for more than 15 days (Note 5d)	1,557,944
Falling due:	
Less than 3 months (4)	10,527,605
Between 3 months and 1 year	7,229,110
Between 1 and 3 years	4,512,574
More than 3 years	2,707,937
Total risk	**26,535,170**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Includes 14 days past-due amounts.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

	Consolidated	
	Value	% of distribution
Manufacturing		
Electricity, gas and water	1,180,074	4.4
Automobile industry	1,047,290	3.9
Chemical and pharmaceutical	999,465	3.8
Food, beverages and tobacco	957,169	3.6
Paper, paper products, printing and publishing	762,144	2.9
Basic metal industries	694,112	2.6
Production of metal goods	570,063	2.1
Petrochemical	442,439	1.7
Extractive	371,831	1.4
Textiles, clothing and leather goods	359,072	1.4
Production of machines and equipment	261,709	1.0
Electronic and communications equipment	227,605	0.9
Wood and wood products, including furniture	212,911	0.8
Electric and electronic	160,227	0.6
Non-metallic minerals	112,229	0.4
Rubber and plastic	100,626	0.4
Other manufacturing industries	29,457	0.1
Subtotal	**8,488,423**	**32.0**
Individual		
Consumer loans	5,104,803	19.2
Credit card	3,093,320	11.7
Residential mortgage loans	550,266	2.1
Lease financing	167,745	0.6
Subtotal	**8,916,134**	**33.6**
Residential construction loans	**96,700**	**0.4**
Trade		
Wholesale	1,297,822	4.9
Retail	1,077,495	4.1
Lodging and catering services	83,636	0.3
Subtotal	**2,458,953**	**9.3**
Financial service		
Financial companies	184,623	0.7
Insurance companies and private pension funds	56,805	0.2
Subtotal	**241,428**	**0.9**
Other service		
Post office and telecommunications	1,026,158	3.9
Transportation	905,363	3.4
Real estate services	478,797	1.8
Cultural and sportive leisure activities	426,160	1.6
Construction	362,840	1.4
Associative activities	173,753	0.7
Health and social services	119,732	0.5
Education	95,749	0.4
Rent a car	6,649	-
Other	2,034,280	7.4
Subtotal	**5,629,481**	**21.1**
Agriculture, livestock, forestry and fishing	**704,051**	**2.7**
Total	**26,535,170**	**100.0**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Consolidated	
Largest clients	**Value**	**% of the total**
10 largest clients	2,509,300	9.4
50 following clients	5,219,376	19.7
100 following clients	3,364,095	12.7
Other clients	15,442,399	58.2
Total	**26,535,170**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Consolidated
			Past-due credits					
Risk Level	**% minimum allowance required**	**Current credits**	**Falling due Installments**	**Overdue installments**	**Total credits**	**Distribution %**	**Total allowance**	**% effective allowance**
AA	-	10,735,780	-	-	10,735,780	40.5	6,800	0.1
A	0.5	7,447,087	-	-	7,447,087	28.0	43,273	0.6
B	1.0	2,083,181	151,385	253,021	2,487,587	9.4	26,321	1.1
C	3.0	3,123,844	255,977	225,745	3,605,566	13.6	146,846	4.1
D	10.0	223,146	125,058	172,846	521,050	2.0	102,501	19.7
E	30.0	164,985	70,046	149,516	384,547	1.4	161,732	42.1
F	50.0	81,327	72,412	165,835	319,574	1.2	203,291	63.6
G	70.0	143,055	51,857	156,490	351,402	1.3	296,024	84.2
H	100.0	120,380	127,706	434,491	682,577	2.6	682,578	100.0
Total		**24,122,785**	**854,441**	**1,557,944**	**26,535,170**	**100.0**	**1,669,366**	
% of total risk							**6.3%**	

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients, operations or portfolios.

(e) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$305,296 in Consolidated. These operations relate to portfolio operations and credits written off against loss and were recorded to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Consolidated
Balance at March 31, 2002	**1,495,744**
Provision for loan losses in the quarter	612,804
Loan charge-offs in the quarter	(439,182)
Balance at June 30, 2002	**1,669,366**
Loan recoveries in the quarter (1)	**104,042**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

6. Other Credits

			Consolidated
	Current assets	Long-term receivables	Total
Receivables on guarantees honored	-	2,017	2,017
Foreign exchange portfolio	3,718,959	2,462	3,721,421
Income receivable	137,727	4,097	141,824
Negotiation and intermediation of securities	382,437	381	382,818
Sundry	1,486,275	3,478,031	4,964,306
Total	**5,725,398**	**3,486,988**	**9,212,386**

The account "Foreign exchange portfolio" includes R$2,687,352 of unsettled exchange purchases and R$1,000,331 of rights on foreign exchange sold net of contracted advances.

"Other credits – negotiation and intermediation of securities" are represented, substantially, by operations with "Financial assets and commodities to liquidate" in the amount of R$187,963, and "Debtors – pending settlement" in the amount of R$183,562.

"Other credits – sundry", basically, includes deferred tax in the amount of R$1,810,965; social contribution carry forward related to the option for the article 8th of Provisional Measure 2113-29/2001 in the amount of R$508,747, judicial deposits for civil and labor matters in the amount of R$909,753, prepaid taxes in the amount of R$383,782 and notes and credits receivables in the amount of R$231,871. The social contribution carry forward is being offset in accordance with established fiscal parameters.

"Other credits" in the parent company relates, basically, to dividends receivable in the amount of R$93,292.

7. Investments in Subsidiary and Associated Companies

(a) Subsidiary companies (Parent Company)

	UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
Information on investment at June, 30	
Number of shares held (with no par value)	
Common	72,995,091,491
Preferred	10,413,237,556
Participation in common stock - %	96.594
Total participation (direct) - % (1)	60.202
Stockholders' equity	6,261,879
Capital	3,690,602
Net income for the quarter	253,104
Investment value	3,769,776
Equity in results	149,335

(1) The total participation and equity in results was calculated based on Unibanco's outstanding shares.

(b) Investments in subsidiary and associated companies

The foreign branches and subsidiary companies exchange gains in the amount of R$511,748 in Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$640 million. The expense of R$283,484 in Consolidated was also recorded in "Other operating income", reducing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed and the following events relate to investments in subsidiary and associated companies in 2002:

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(i) In May 2002, Banco1.net acquired 100% of the capital of Investshop Corretora de Valores Mobiliários e Câmbio S.A. and Investshop Participações S.A. by R$8,039.

(ii) In April 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36,000 million with a goodwill of US$18,844 million, that will be amortized up to ten years. As a result of this transaction, Unibanco own 100% of Unicorp's capital.

	Number of shares or quotas		Percentage holding(%)	Adjusted stockholder's	Adjusted net income/ (loss)
	Common	Preferred	Consolidated	equity	in the quarter
Subsidiary companies					
Unipart Participações Internacionais Ltd.	1,322,400	-	100,000	1,353,502	19,043
Unibanco Representação e Participações Ltda.(1)	834,589,245	-	99.893	1,186,219	93,136
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100,000	495,454	42,998
Banco Credibanco S.A.	211,861,478	198,846,054	98,883	274,365	29,102
Banco Fininvest S.A.	3,931	1,030	99,839	224,607	11,906
Banco Dibens S.A.	3,201,455,716	-	51,000	171,827	9,413
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99,999	109,745	1,841
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	100,000	53,534	926
Banco1.net S.A. (7)	21,775,475	-	54,968	47,554	(4,470)
Unibanco Securities Ltd.	17,770,000	-	100,000	31,874	(1,606)
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,262,829	93,000	18,753	5,985
Main Unipart Participações Internacionais Ltd.'s Direct and indirect subsidiary companies (i)					
Unibanco Cayman Bank Ltd.	13,252,004	-	100,000	732,905	54,864
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100,000	200,637	9,336
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99,999	162,586	4,963
Interbanco S.A.	18,999,793	-	99,999	45,461	6,714
Unibanco Securities, Inc	1,500	-	100,000	3,236	168
Main Unibanco Representação e Participações Ltda.'s Direct and indirect subsidiary companies (i)					
Unibanco AIG Seguros S.A. (7)	336,204,913	183,878,707	49,692	1,183,541	77,953
Unibanco AIG Previdência S.A. (7)	465,403	-	100,000	98,969	7,225
Unibanco Companhia de Capitalização (7)	4,194,130	-	99,992	374,358	9,843
Unibanco AIG Saúde Seguradora S.A. (7)	20,000,000	-	100,000	25,291	706
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100,000	191,087	(9,072)
Unibanco Empreendimentos Ltda.	150,488,716	-	100,000	129,914	119
BWU Representação e Participações Ltda. (7)	36,133,577	93,947,299	60,000	41,121	(2,508)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	99,991	42,049	5,786
Caixa Brasil Participações S.A.'s direct subsidiary company					
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	100,000	501,570	43,399

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders'	Adjusted net income (loss)
	Common	Preferred	Consolidated	equity	in the quarter
Jointly controlled companies (i)					
Credicard S.A.- Administradora de Cartões de Crédito (7)	12,937,771	-	33.333	409,968	171,779
Serasa – Centralização de Serviços dos Bancos S.A. (7)	360,890	348,855	19.045	138,912	16,708
Banco Investcred S.A. (7)	95,290	-	50.000	113,130	2,994
Tecnologia Bancária S.A. (7)	762,277,905	-	21.433	106,343	3,351
Redecard S.A. (7)	199,990	400,000	31.943	61,509	26,875
Cibrasec – Companhia Brasileira de Securitização	7,500	-	12.499	37,772	1,088
Interchange Serviços S.A. (7)	74,999,999,998	-	25.000	23,675	(1)
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (5)	83,115	83,115	50.000	27,005	2,971
Unibanco Rodobens Administradora de Consórcios Ltda. (7)	11,298,500	-	50.000	20,881	1,713
BUS Holding S. A. (4)	6,343	127	38.861	9,477	1,496
Associated companies					
AIG Brasil Companhia de Seguros (6) and (7)	54,213,933	-	49.999	71.326	(2,491)

	Equity in results adjustments	Investments value
	Consolidated	Consolidated
Associated companies		
AIG Brasil Companhia de Seguros (6) and (7)	(1,246)	35,663
Others	(11,672)	25,576
Total	**(12,918)**	**61,239**

(i) The percentage shown in the Consolidated column refers to the controllingcompanies' percentage holding.

(1) In a quotaholder meeting held at March 30, 2002 it was approved the distribution of dividends in the amount of R$500,000. The payment of this dividends will be made up to December 31,2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment in result of the gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock excahange membership certificates taken directly to net equity of the investee company.

(4) The National Telecomunications Agency (Anatel), through Act n°21.581 published in the official Gazette on February 8, 2002 authorized Unibanco to reduce its common stock interest in BUS Holding S.A., which was the reason why the control started to be shared. The Extraordinary Shareholders' Meeting at June 28, 2002 approved a capital decrease in BUS Holding S.A. through redemption and cancellation of 23,191 preferred class B shares. At the same date, Unibanco increase the capital of Unibanco Representação e Participações Ltda., given it shares of BUS holding S.A.

(5) The company name will be changed to Luizacred S.A. Sociedade de Crédito Financiamento e Investimento, after Central Bank' approval.

(6) Equity in results adjustments based on the financial statements of May 2002.

(7) Companies audited by other independent auditors.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during in the quarter
Bandeirantes	923,537	13,407
Credibanco	36,635	3,140
Fininvest	375,314	3,877
Investcred	54,947	1,472
Unicorp	52,709	893
Other	53,134	2,427
Total	**1,496,276**	**25,216**

8. Fixed Assets

	Consolidated
Land and building	814,161
Other fixed assets	1,098,606
Accumulated depreciation	(750,800)
Total, net	**1,161,967**

9. Deposits

			Consolidated
	Current liabilities	Long-term liabilities	Total
Demand deposits	2,714,256	-	2,714,256
Savings deposits	4,950,364	-	4,950,364
Interbank deposits	54,392	6,938	61,330
Time deposits	6,514,372	7,153,256	13,667,628
Total	**14,233,384**	**7,160,194**	**21,393,578**

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the saving deposits index, plus average interest of 11.65% per annum, and are payable up to September 12, 2003.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Euronotes

Maturity (1)	Currency	Consolidated
Less than 3 months	US$	592,137
	EUR	65,247
		657,384
From 3 to 12 months	US$	921,520
	EUR	68,437
		989,957
From 1 to 3 years	US$	841,331
	EUR	269,114
		1,110,445
From 3 to 5 years	US$	**36,053**
From 5 to 15 years	US$	**82,639**
Total		**2,876,478**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at June 30, 2002 was 6.86% per annum in Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$562,184 in Consolidated, are issued by Grand Cayman branch and are payable up to April 17, 2003, with interest at rates between 2.17% and 2.30% per annum.

(d) The other issues totaled R$65,248 in Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.94% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Other Liabilities

			Consolidated
	Current liabilities	Long-term liabilities	Total
Collection of taxes and other contributions	191,982	-	191,982
Foreign exchange portfolio	1,984,853	2,319	1,987,172
Social and statutory	304,013	-	304,013
Taxes and social security	376,895	927,334	1,304,229
Negotiation and intermediation of securities	356,636	-	356,636
Accounts payable for purchase of assets	104,632	60,827	165,459
Technical provision for insurance, capitalization and retirement plans	921,317	1,643,750	2,565,067
Subordinated debt	9,034	568,699	577,733
Sundry	2,116,761	1,918,165	4,034,926
Total	**6,366,123**	**5,121,094**	**11,487,217**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

The foreign exchange portfolio includes R$1,209,242 of unsettled exchange sales and R$773,740 of obligations for exchange purchased net ofadvances on exchange contracts.

"Other liabilities – subordinated debt", in the amount of R$577,733 in Consolidated were issued in April 30, 2002 by Grand Cayman branch. The notes have a ten-years term, pay interest semi-annually and can be totally, but not partially, redeemed on April 30, 2007 or on each subsequent date of payment of interest. The notes bear a coupon of 9.375% per annum in the first five years and 11.79% per annum thereafter.

"Other liabilities - sundry, includes, basically, provisions for personnel and administrative expenses in the amount of R$247,691 provision for labor and civil litigations in the amount of R$714,783, payments to be made to accredited establishments of Cartão Unibanco, Credicard and Cartão Fininvest in the amount of R$1,221,897 and sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,137,760.

Other liabilities in the parent company refer to dividends payable in the amount of R$93,848.

13. Tax Employee and Civil Litigations

Unibanco Holdings is defendant in legal actions relating to tax litigations. Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco Holdings and Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Parent Company	Consolidated
Balance at April, 1	**7,831**	**1,562,672**
Provisions for acquired companies	-	2,122
Provision charged in the quarter	270	120,266
Payments	-	(18,827)
Reversal of provisions	-	(26,804)
Balance at June, 30	**8,101**	**1,639,429**

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the potential liabilityis fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

14. Stockholders' Equity

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

	Outstanding shares	Treasuries stock	Total
Common	37,138,435,873	-	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338
Preferred class B	42,426,351,836	922,147,249	43,348,499,085
Total	**83,408,329,047**	**922,147,249**	**84,330,476,296**

Preferred shares class "A" have no voting rights, that have priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the amount of capital stock represented by such preferred shares. Preferred shares class "A" have a dividend 10% per annum greater per share than ordinary shares and participate in equal conditions with common shares in capital increase from monetary restatements of reserves and income. Preferred shares class "B" have no voting rights that: (i) are entitled to receive a semi-annual minimum dividend of R$0.15 per thousand shares; (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend na equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 24, 2002, the Board of Directors approved the distribution of dividends, as na advance against the mandatory dividend for 2002 in the amount of R$93,848 representing R$1.1200 per 1,000 common shares and R$1.2320 per 1,000 preferred shares. Class "A", R$1.1200 per thousandpreferred shares class "B". The payment of the dividends was made as from July 31, 2002.

For each Unit there were dividends of R$2.3352 per 1,000 of Units attributed, R$1.1200 from Unibanco Holdings and R$1.2152 from Unibanco.

For each GDS there were dividends of R$1.16760 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks

The market value of treasury stocks at June 30, 2002, based on Units price at June 28, 2002 in the São Paulo Stock Exchange was R$42,751.

(e) Prior year adjustments

Prior year adjustments recorded, in the amount of R$46,608, are mainly related to the adjustments of trading securities and derivative instruments, that did not meet the hedge accounting criteria as stated in Note 4 and 18 (b).

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Parent Company	Consolidated
Provision for loan losses	1,648	703,998
Other provisions not currently deductible	-	752,318
Merged companies balance	-	3,782
Tax benefit on reorganization of insurance holdings	-	21,298
Tax loss and negative basis of social contribution carry-forward	133	449,502
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(126,462)
Net deferred tax assets	**1,781**	**1,804,436**
Total assets	**1,781**	**1,810,965**
Total liabilities	**-**	**6,529**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized totaled R$117,500 in Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 5 years in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company	Consolidated
Income before income tax and social contribution, net of profit sharing	149,398	263,225
Income tax and social contribution expenses		
At a rate of 25% and 9%, respectively	(50,796)	(89,497)
Adjustments to derive effective tax rate:		
.Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	50,774	(4,392)
.Exchange gains on foreign branches and subsidiary companies	-	173,994
.Interest on own capital paid (received)	-	6,127
.Deferred tax assets do not recorded	-	(24,394)
.Permanent differences (net)	-	(33,271)
Income tax and social contribution for the quarter	**(22)**	**28,567**

16. Commitments and Guarantees

	Consolidated
Co-obligation and risks for guarantees provided	4,686,436
Assets under management (mainly mutual investment funds)	20,055,548
Lease commitments	26,646

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

17. Related Party Transactions

	Parent company
Assets	
Cash and due from banks	3
Marketable securities and derivative financial instruments	8,902
Other credits	93,292
Liabilities	
Other liabilities	4
Revenues	
Other operating income	364
Expenses	
Personnel and other administrative expenses	10

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

18. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to fair values at June 30, 2002 are as follows:

	Consolidated	
	Book value	Fair value
Assets		
Interbank investments	4,503,111	4,499,641
Marketable securities	18,779,719	18,200,591
Derivatives, net	67,150	67,150
Lending operations	22,135,478	22,178,135
Liabilities		
Deposits	21,393,578	21,390,211
Resources from securities issued	3,959,578	3,888,821
Other liabilities (note 12)	11,487,217	11,109,594
Treasury stocks	39,757	42,751

The fair value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The fair value of interbank investments, lending operations, and deposits (except for demand and saving deposits), was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, as informed by external entities.

The fair value of treasury stocks was based on *Units* price at June 28, 2002 in the São Paulo Stock Exchange.

The fair value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) The current notional values and fair value of off-balance sheet derivative financial instruments at June 30 are as follows:

					Consolidated
	Current notional Value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	**(8,288,058)**	-
Purchase commitments	**3,490,045**	**3,490,045**	-	-	-
Currencies	874,394	874,394	-	-	-
Interbank interest rate	633,878	633,878	-	-	-
Exchange coupon	1,981,773	1,981,773	-	-	-
Sale commitments	**11,778,103**	**11,778,103**	**8,288,058**	**8,288,058**	-
Currencies	1,568,141	1,568,141	693,747	693,747	-
Interbank interest rate (1)	5,544,450	5,544,450	4,910,572	4,910,572	-
Exchange coupon	4,665,512	4,665,512	2,683,739	2,683,739	-
Term contracts	**6,770**	**6,770**	**6,770**	**6,770**	-
Assets position	**525,917**	**525,917**	**349,726**	**349,726**	-
Interbank interest rate (1)	438,393	438,393	349,726	349,726	-
Fixed interest rate	87,524	87,524	-	-	-
Liabilities position	**519,147**	**519,147**	**342,956**	**342,956**	-
Interbank interest rate	88,667	88,667	-	-	-
Fixed interest rate	430,480	430,480	342,956	342,956	-
Swap contracts	**(125,978)**	**67,292**	**(125,978)**	**67,292**	**193,270**
Assets position	**10,098,303**	**10,057,157**	**4,420,140**	**4,433,640**	**13,500**
Currencies	951,473	910,227	-	-	-
Interbank interest rate	5,869,786	5,869,786	3,687,081	3,687,081	-
Fixed interest rate	1,329,325	1,323,474	-	-	-
Other	1,947,719	1,953,670	733,059	746,559	13,500
Liabilities position	**10,224,281**	**9,989,865**	**4,546,118**	**4,366,348**	**179,770**
Currencies	3,586,088	3,428,305	2,634,615	2,518,078	116,537
Interbank interest rate	2,182,705	2,182,705	-	-	-
Fixed interest rate	3,240,828	3,171,744	1,911,503	1,848,270	63,233
Other	1,214,660	1,207,111	-	-	-
Foreign exchange swap contracts With periodic settlement	**(5,696)**	**(5,696)**	**(5,696)**	**(5,696)**	-
Assets position	**212,271**	**212,271**	-	-	-
Currencies	212,271	212,271	-	-	-
Liabilities position	**217,967**	**217,967**	**5,696**	**5,696**	-
Interbank interest rate	217,967	217,967	5,696	5,696	-
Option contracts	**869**	**869**	**869**	**869**	-
Purchase commitments	**16,495**	**16,495**	**919**	**919**	-
Shares	1,495	1,495	919	919	-
Index	15,000	15,000	-	-	-
Sale commitments	**15,626**	**15,626**	**50**	**50**	-
Shares	576	576	-	-	-
Index	15,050	15,050	50	50	-

(1) On June 30, 2002, Unibanco had R$4,053,302 future and term contracts accounted for at fair value and been recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized gains, net of applicable taxes, recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholders' equity in the amount of R$21,213.

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet derivative financial instruments.

The amounts of receivables under the swap contracts are R$312,511 in Consolidated and the amounts of payables are R$245,219 in Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments" in current and long-term assets and as "Derivative financial instruments" in current and long-term liabilities, respectively.

The premiums over sale commitments of option contracts are R$103 in Consolidated and are recorded as "Derivative financial instruments".

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

The premiums paid to acquire option contracts totaled R$1 in Consolidated and are recorded in "Marketable securities and derivative financial instruments" recorded in "Derivative financial instruments".

The premiums received from written swap option contracts totaled R$40 in Consolidated, and are recorded in "Derivative financial instruments".

As a result of adoption of new rules established by Central Bank Circular 3082 and the supplemental regulation, the adjustments resulted from the new rules to recording and valuating the derivative financial instruments, using the fair value in December 31, 2001 of Unibanco its subsidiaries, resulting in an effect in stockholders' equity in the amount of R$3,817 as a credit of "Retained earnings".

(c) Notional at fair value distributed by trade location

	Consolidated
	Notional at fair value
Future contracts	
Purchase commitments	**3,490,045**
BM&F	3,490,045
Sale commitments	**11,778,103**
BM&F	11,778,103
Term contracts	
Asset position	**525,917**
BM&F	525,917
Swap contracts	
Asset position	**10,057,157**
BM&F	2,394,822
CETIP (Clearing House for Custody and Financial Settlement of Securities)/Counter	7,662,335
Foreign exchange swap contracts with periodic settlement	
Asset position	**212,271**
BM&F	212,271
Option contracts	
Purchase commitments	**16,495**
BM&F	15,000
Counter	1,495
Sale commitments	**15,626**
BM&F	15,050
Counter	576

The amount linked to guarantees rendered on BM&F transactions were R$1,221,158 in Consolidated and are represented by federal government securities.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

			Consolidated
	Notional at fair value asset position	Notional at fair value liability position	Amounts receivables (payables)
Future contracts	**3,490,045**	**11,778,103**	**-**
Less than 3 months	946,025	4,483,214	-
Between 3 and 6 months	9,530	4,190,757	-
Between 6 months and 1 year	1,507,291	2,055,816	-
More than 1 year	1,027,199	1,048,316	-
Term contracts	**525,917**	**519,147**	**-**
Less than 3 months	212,390	212,175	-
Between 3 and 6 months	32,478	32,742	-
Between 6 months and 1 year	264,546	258,482	-
More than 1 year	16,503	15,748	-
Swap contracts	**10,057,157**	**9,989,865**	**67,292**
Less than 3 months	4,124,200	4,191,165	(66,965)
Between 3 and 6 months	1,515,468	1,524,048	(8,580)
Between 6 months and 1 year	1,920,823	1,921,219	(396)
More than 1 year	2,496,666	2,353,433	143,233
Foreign exchange swap contracts with periodic Settlement	**212,271**	**217,967**	**-**
Between 3 and 6 months	198,647	203,880	-
Between 6 months and 1 year	12,480	12,888	-
More than 1 year	1,144	1,199	-
Option contracts	**16,495**	**15,626**	**869**
Less than 3 months	15,000	15,626	(626)
More than 1 year	1,495	-	1,495

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows

	Parent Company	
	Second quarter	Six-month period
Operating activities		
Net income	149,376	282,757
Deferred tax assets	22	(37)
Equity in results of subsidiary and associated companies	(149,335)	(282,830)
Changes in assets and liabilities		
Decrease (increase) in marketable securities and derivative financial instruments	(322)	211
Increase in other credits and other assets	(21)	(74)
Increase in other liabilities	276	481
Net cash provided by (used in) operating activities	**(4)**	**508**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	-	99,659
Net cash provided by investing activities	**-**	**99,659**
Financing activities		
Increase in borrowings and onlending in Brazil – Governmental agencies	-	(517)
Dividends paid	-	(99,655)
Net cash used in financing activities	(4)	**(100,172)**
Net decrease in cash and due from banks	**(4)**	**(5)**
Cash and due from banks at the beginning of the period	8	9
Cash and due from banks at the end of the period	4	4
Net decrease in cash and due from banks	**(4)**	**(5)**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows – (continuation)

	Consolidated	
	Second quarter	Six-month period
Operating activities		
Net income	149,376	282,757
Fair value adjustment – trading securities	339,406	331,403
Provision for loan losses	612,804	1,030,067
Technical provisions for insurance, capitalization and retirement plans	140,130	312,475
Deferred tax assets	(125,330)	(174,408)
Reversal of foreclosed assets provision	(27,836)	(22,010)
Loss on sale of foreclosed assets and fixed assets	16,735	14,362
Amortization of goodwill (negative goodwill) on subsidiaries acquired	25,216	45,052
Equity in results of subsidiary and associated companies	12,918	10,886
Exchange gain on foreign investments	-	(1,587)
Provision for losses on investments	(163)	4,205
Depreciation and amortization	87,447	164,816
Minority interest	142,416	258,567
Changes in assets and liabilities		
Decrease (increase) in interbank investments	(678,305)	196,847
Increase in marketable securities and derivative financial instruments	(2,175,569)	(4,267,448)
Decrease (increase) in Central Bank compulsory deposits	(62,965)	124,487
Net change in interbank and interdepartmental accounts	282,452	28,824
Increase in lending operations	(1,789,134)	(1,727,480)
Decrease in leasing operations	48,032	96,195
Net change in foreign exchange portfolio	(540,253)	(482,034)
Increase in other credits and other assets	(126,595)	(187,069)
Increase in other liabilities	2,019,133	1,843,207
Increase in deferred income	47,505	44,623
Net cash used in operating activities	**(1,602,580)**	**(2,073,263)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	2,047	3,948
Proceeds from sale of foreclosed assets	72,110	90,235
Purchase of/capital increase on investments in subsidiary and companies	(28,816)	(28,816)
Goodwill on acquisition of subsidiary companies	(53,734)	(53,734)
Proceeds from sale of / capital decrease in subsidiary and associated companies	4,230	8,516
Purchase of other investments	(3,332)	(32,545)
Proceeds from sale of other investments	9,066	25,202
Purchase of fixed assets	(58,020)	(125,442)
Proceeds from sale of fixed assets	112,082	129,749
Deferred charges	(56,991)	(91,449)
Minority interest	(48,825)	(414,176)
Net cash used in investing activities	**(50,183)**	**(488,512)**
Financing activities		
Increase in deposits	2,102,496	2,470,888
Decrease in securities sold under repurchase agreements	(2,310,454)	(1,254,135)
Increase in resources from securities issued	563,512	662,504
Increase in borrowings and onlending in Brazil – Governmental agencies	1,569,113	1,007,776
Dividends paid	-	(99,655)
Net cash provided by financing activities	**1,924,667**	**2,787,378**
Net increase in cash and due from banks	**271,904**	**225,603**
Cash and due from banks at the beginning of the period	946,939	993,240
Cash and due from banks at the end of the period	1,218,843	1,218,843
Net increase in cash and due from banks	**271,904**	**225,603**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

Balance sheet	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets		
Current and long-term assets	**1,163,398**	**2,288,079**
Cash and due from banks	-	651
Interbank investments	3,101	7,308
Marketable securities and derivatives financial instruments	466,565	849,959
Interbank and interdepartmental accounts	116	6,171
Lending and leasing operations	-	1,187,489
Other credits and other assets	693,616	236,501
Permanent assets	**154,636**	**56,264**
Total	**1,318,034**	**2,344,343**
Liabilities		
Current and long-term liabilities	**816,464**	**2,172,514**
Deposits	187,085	869,064
Securities sold under repurchase agreements	-	557,761
Resources from securities issued	292,459	388,741
Interbank and interdepartmental accounts	-	67,903
Borrowings and onlending in Brazil – Governmental agencies	-	192,400
Derivative financial instruments	2,634	14,447
Other liabilities	334,286	82,198
Minority interest	**-**	**2**
Stockholders' equity	**501,570**	**171,827**
Total	**1,318,034**	**2,344,343**

Statement of income	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Revenue from financial intermediation	76,682	191,039
Expenses on financial intermediation	(72,272)	(152,551)
Provision for lending, leasing and other credits losses	-	(18,420)
Salaries, benefits, training and social security and Other administrative expenses	(3,128)	(8,585)
Other operating income (expenses)	65,517	(2,364)
Non-operating income, net	(11,672)	2,871
Income tax and social contribution	(11,677)	(1,938)
Profit sharing	(85)	(639)
Minority interest	34	-
Net income	**43,399**	**9,413**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd,, Unicorp Bank & Trust Ltd. (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet	
Assets	
Current and long-term assets	**13,277,848**
Cash and due from banks	138,242
Interbank investments	2,679,357
Marketable securities and derivatives financial instruments	7,173,542
Interbank accounts	76,237
Lending and leasing operations	2,976,437
Other credits and other assets	234,033
Permanent assets	**75,859**
Total	**13,353,707**
Liabilities	
Current and long-term liabilities	**10,555,607**
Deposits	1,849,303
Securities sold under repurchase agreements	870,142
Resources from securities issued	3,061,615
Interbank accounts	17,332
Borrowings	2,871,161
Derivative financial instruments	3,237
Other liabilities	1,882,817
Deferred income	**16,159**
Minority interest	**3**
Stockholders' equity	**2,781,938**
Total	**13,353,707**

Combined statement of income	
Revenue from financial intermediation	222,375
Expenses on financial intermediation	(91,030)
Provision for lending, leasing and other credits losses	(15,991)
Salaries, benefits, training and social security and Other administrative expenses	(16,728)
Other operating income (expenses)	(3,622)
Non-operating income, net	210
Minority interest	(1)
Net income	**95,213**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

Combined balance sheet	
Assets	
Current and long-term assets	**3,844,493**
Cash and due from banks	5,198
Marketable securities and derivatives financial instruments	2,992,861
Other credits and other assets	846,434
Permanent assets	**292,111**
Total	**4,136,604**
Liabilities	
Current and long-term liabilities	**2,953,063**
Other liabilities	2,953,063
Stockholders' equity	**1,183,541**
Total	**4,136,604**

Combined statement of income	
Revenue from financial intermediation	130,496
Provision for lending, leasing and other credits losses	1,444
Insurance and retirement plans premiums	442,417
Changes in technical provision for insurance and retirement plans	(93,924)
Insurance claims	(186,046)
Private retirement plans benefits expenses	(96,991)
Salaries, benefits, training and social security and other administrative expenses	(51,634)
Other operating income (expenses)	(65,156)
Non-operating income, net	21,494
Income tax and social contribution	(20,335)
Profit sharing	(3,813)
Net income	**77,952**

(d) Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda, (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,505,500**
Cash and due from banks	7,845
Interbank investments	2,511
Marketable securities and derivatives financial instruments	454,993
Interbank and interdepartmental accounts	10,329
Lending operations	1,480,619
Other credits and other assets	549,203
Permanent assets	**291,943**
Total	**2,797,443**
Liabilities	
Current and long-term liabilities	**2,366,774**
Deposits	576,708
Borrowings	151,021
Resources from securities issued	294,374
Interbank and interdepartmental accounts	296
Other liabilities	1,344,375
Stockholders' equity	**430,669**
Total	**2,797,443**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

Combined statement of income	
Revenue from financial intermediation	341,703
Expenses on financial intermediation	(99,393)
Provision for lending, leasing and other credits losses	(101,775)
Salaries, benefits, training and social security and Other administrative expenses	(123,189)
Other operating income (expenses)	107,515
Non-operating income, net	6,624
Income tax and social contribution	(31,883)
Profit sharing	(4,657)
Net income	**94,945**

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,128,772**
Cash and due from banks	6,170
Interbank investments	88,485
Marketable securities and derivatives financial instruments	240,961
Interbank accounts	93,323
Lending operations	1,396,303
Other credits and other assets	303,530
Permanent assets	**136,697**
Total	**2,265,469**
Liabilities	
Current and long-term liabilities	**1,984,282**
Deposits	1,420,979
Interbank accounts	87,685
Borrowings	92,910
Derivative financial instruments	5,432
Other liabilities	377,276
Deferred income	**13**
Minority interest	**2**
Stockholders' equity	**281,172**
Total	**2,265,469**

Combined statement of income	
Revenue from financial intermediation	338,657
Expenses on financial intermediation	(90,241)
Provision for lending, leasing and other credits losses	(171,605)
Salaries, benefits, training and social security and Other administrative expenses	(125,151)
Other operating income (expenses)	38,879
Non-operating income, net	(17)
Income tax and social contribution	22,678
Profit sharing	(114)
Minority interest	20
Net income	**13,106**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

21. Other Information

(a) "Other operating income" totaled R$349,084 in Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$228,664 in Consolidated (see Note 7) and interest on judicial deposits in the amount of R$1,341 in Consolidated.

(b) "Other operating expenses" totaled R$201,913 in Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Company, principally labor claims, in the amount of R$50,079 in Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$25,216 in Consolidated.

(c) Free benefits generation program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S,A, and Unibanco Asset Management – Banco de Investimento S,A, is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

During the quarter ended June 30,In quarter ended June 30, 2002, the contribution was R$281 in Consolidated.

(d) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance.* The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents, Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2002, Unibanco granted 622,200,000 stock options, in the form of Unit. The term of the exercise is between January 21, 2005 and April 15, 2008, at an average exercise price of R$93,19.

(e) Assets leased to third parties, in the amount of R$1,364,367, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,045,628 and the residual value received in advance from these lessees amounts to R$769,534, classified as reduction account of leasing operations.

Assets leased from third parties are not relevant.

(f) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2002, the insurance coverage on properties and other assets in use totaled R$1,104,421 in Consolidated.

***

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	**UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES**	**COMMERCIAL, INDUSTRIAL**
01475-3	**DATE - JUNE 30, 2002**	**AND OTHER COMPANIES**
	QUARTERLY INFORMATION	**Corporate Legislation**

CONSOLIDATED BALANCE SHEET **(Expressed in thousands of Reais)**

ASSETS	June 30, 2002	March 31, 2002
CURRENT ASSETS	**40,129,835**	**40,204,696**
Cash and due from banks	15,534,720	16,892,267
Demand deposits	1,218,843	946,939
Interbank investments	4,481,681	3,798,914
Marketable securities and derivative financial instruments	9,834,196	12,146,414
Credits	21,602,589	20,109,102
Lending operations	16,889,527	16,053,499
Allowance for lending losses	(1,341,751)	(1,171,129)
Leasing operations	390,372	439,027
Allowance for leasing losses	(25,515)	(35,805)
Other credits	5,725,398	4,864,527
Allowance for other credits losses	(35,442)	(41,017)
Other	2,992,526	3,203,327
Interbank accounts	2,689,960	2,900,843
Interdepartmental accounts	4,733	6,164
Other assets	297,833	296,320
LONG-TERM ASSETS	**19,692,717**	**15,258,786**
Other credits	19,586,900	15,154,751
Interbank investments	19,230	23,692
Marketable securities and derivative financial instruments	9,258,037	5,688,287
Lending operations	6,822,726	6,334,313
Allowance for lending losses	(235,024)	(212,548)
Leasing operations	266,577	276,448
Allowance for leasing losses	(22,168)	(23,402)
Other credits	3,486,988	3,079,804
Allowance for other credits losses	(9,466)	(11,843)
Other	105,817	104,035
Interbank accounts	57,604	57,548
Other assets	48,213	46,487
PERMANENT ASSETS	**3,522,267**	**3,557,397**
Investments	1,712,891	1,678,267
Associated companies	61,239	49,717
Associated companies - local	44,659	49,717
Associated companies - abroad	16,580	-
Other investments	1,651,652	1,628,550
Goodwill to be amortized on acquisitions of subsidiaries	1,496,276	1,467,758
Other	206,567	245,568
Provision for losses	(51,191)	(84,776)
Fixed assets	1,161,967	1,246,937
Fixed assets	1,161,967	1,246,937
Deferred charges	647,409	632,193
TOTAL	**63,344,819**	**59,020,879**

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES	COMMERCIAL, INDUSTRIAL
01475-3	DATE - JUNE 30, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET **(Expressed in thousands of Reais)**

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2002	March 31, 2002
CURRENT LIABILITIES	**38,397,888**	**38,232,896**
Other	38,397,888	38,232,896
Deposits	14,233,384	13,826,409
Securities sold under repurchase agreements	6,833,071	9,143,525
Resources from securities issued	2,676,995	2,363,084
Interbank accounts	1,254,080	1,401,436
Interdepartmental accounts	361,978	207,393
Local borrowings	207,560	235,134
Foreign borrowings	4,876,401	3,735,424
Local onlendings	1,366,248	1,304,347
Derivative financial instruments	222,048	99,532
Other liabilities	6,366,123	5,916,612
LONG-TERM LIABILITIES	**17,895,981**	**13,735,605**
Other	17,895,981	13,735,605
Deposits	7,160,194	5,464,673
Resources from securities issued	1,282,583	1,032,982
Local borrowings	1,035	1,163
Foreign borrowings	944,939	671,292
Local onlendings	3,362,822	3,242,532
Derivative financial instruments	23,314	27,839
Other liabilities	5,121,094	3,295,124
DEFERRED INCOME	**97,241**	**49,736**
MINORITY INTERESTS	**3,181,284**	**3,205,869**
STOCKHOLDERS' EQUITY	**3,772,425**	**3,796,773**
Capital	1,863,450	1,863,450
Capital	1,863,450	1,863,450
Capital reserves	413,630	413,537
Revaluation reserve	2,345	3,090
In subsidiary companies	2,345	3,090
Revenue reserves	1,251,878	1,377,796
Legal	104,979	104,979
Realizable profit reserve	1,275,971	1,275,971
Special dividends reserve	36,603	36,603
Other revenue reserve	(165,675)	(39,757)
Treasury stocks	(39,757)	(39,757)
Unrealized gains and losses - marketable securities and derivative financial instruments	(125,918)	-
Retained earnings	241,122	138,900
TOTAL	**63,344,819**	**59,020,879**

82

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3	UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES DATE - JUNE 30, 2002 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Corporate Legislation

CONSOLIDATED STATEMENT OF INCOME (Expressed in thousands of Reais)

	From April 1, 2002 To June 30, 2002	From January 1, 2002 To June 30, 2002	From April 1, 2001 To June 30, 2001	From January 1, 2001 To June 30, 2001
Revenues	**3,770,185**	**6,356,328**	**2,546,195**	**4,962,271**
Lending operations	2,087,483	3,772,200	1,639,970	3,145,872
Leasing operations	42,617	73,050	50,523	106,965
Marketable securities	1,927,146	2,642,517	809,625	1,621,423
Derivative financial instruments	(346,390)	(242,308)	(16,753)	(44,087)
Foreign exchange transactions	33,921	67,862	36,384	65,512
Compulsory deposits	25,408	43,007	26,446	66,586
Expenses	**(3,035,748)**	**(4,575,677)**	**(1,725,772)**	**(3,322,471)**
Deposits and securities sold	(2,128,118)	(3,094,930)	(1,080,799)	(2,142,369)
Borrowings and onlendings	(294,826)	(450,680)	(211,699)	(365,230)
Provision for lending, leasing and other credits losses	(612,804)	(1,030,067)	(433,274)	(814,872)
GROSS PROFIT	**734,437**	**1,780,651**	**820,423**	**1,639,800**
Other operating income (expenses)	**(425,999)**	**(1,082,091)**	**(506,684)**	**(1,060,430)**
Other operating income	**1,491,061**	**2,706,587**	**1,121,270**	**2,198,916**
Services rendered	635,698	1,233,689	528,267	1,036,609
Insurance, capitalization premiums and retirement plans premiums	506,279	1,029,557	417,168	857,949
Other operating income	349,084	443,341	175,835	304,358
Other operating expenses	**(1,904,142)**	**(3,777,792)**	**(1,630,344)**	**(3,265,315)**
Changes in technical provisions for insurance, capitalization and retirement plans premiums	(140,130)	(312,475)	(97,014)	(226,991)
Insurance claims	(186,046)	(351,844)	(127,635)	(278,497)
Private retirement plans benefits expenses	(96,991)	(198,431)	(106,009)	(193,291)
Selling, other insurance and private retirement plans expenses	(36,219)	(73,652)	(36,367)	(70,857)
Credit card selling expenses	(55,432)	(111,896)	(35,578)	(79,068)
Salaries, benefits, training and social security	(403,382)	(801,123)	(389,493)	(772,917)
Other administrative expenses	(638,039)	(1,256,491)	(571,936)	(1,110,801)
Financial transaction an other taxes	(145,990)	(310,209)	(120,175)	(257,056)
Other operating expenses	(201,913)	(361,671)	(146,137)	(275,837)
Equity in results of associated companies	**(12,918)**	**(10,886)**	**2,390**	**5,969**
OPERATING INCOME	**308,438**	**698,560**	**313,739**	**579,370**
NON-OPERATING INCOME	**(1,594)**	**(7,079)**	**(1,062)**	**40,219**
Revenues	60,349	71,809	23,887	85,886
Expenses	(61,943)	(78,888)	(24,949)	(45,667)
INCOME BEFORE TAXES AND PROFIT SHARING	**306,844**	**691,481**	**312,677**	**619,589**
INCOME TAX AND SOCIAL CONTRIBUTION				
Provision for income tax and social contribution	(96,763)	(223,594)	(89,999)	(167,401)
Deferred income tax and social contribution	125,330	174,408	66,061	102,535
PROFIT SHARING	**(43,619)**	**(100,971)**	**(41,836)**	**(80,168)**
Management	(3,008)	(5,554)	(2,150)	(4,349)
Employees	(40,611)	(95,417)	(39,686)	(75,819)
MINORITY INTEREST	**(142,416)**	**(258,567)**	**(117,766)**	**(219,402)**
NET INCOME	**149,376**	**282,757**	**129,137**	**255,153**
Number of outstanding shares (thousand)	83,408,329	83,408,329	84,097,813	84,097,813
Net income per 1,000 shares: R$	1.79	3.39	1.54	3.03

84

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE **01475-3**	**UNIBANCO HOLDINGS S.A.** **DATE – JUNE 30, 2002** **QUARTERLY INFORMATION**	**FINANCIAL** **INSTITUTION** **Corporate Legislation**

COMMENTS ON PERFORMANCE FOR THE QUARTER

Operating Performance

Since Unibanco Holdings S.A's equity is substantially invested in Unibanco - União de Bancos Brasileiros S.A., we provide below significant information on that Bank's performance:

Unibanco Holdings S.A.

Earnings and stockholders' equity

Net income of Unibanco Holdings S.A. for the first semester of 2002 reached R$283 million. Net income per 1,000 shares was R$3.39, considering the average outstanding shares for the first semester. The annualized return on average stockholders was 15.8%. The stockholders' equity reached R$3,772 million at June 30, 2002 and the book value per 1,000 shares was R$45.23. During the first semester of 2002, Unibanco Holdings, was proposed the distribution of dividends in the total amount of R$93.8 million. The table, as follow, shows the dividends proposed per 1,000 shares:

Unibanco – União de bancos Brasileiros S.A.

Unibanco attained net income of R$475 million in the first half of 2002, a figure 10.2% greater than the results of the first half of 2001. These results were very positive, especially as they were achieved in a fairly unfavorable environment, influenced by the high volatility of the markets.

Contributed to this result strict cost control coupled with the success of the organic growth program, which achieved the figure of 1.5 million customers since October 2000, of which 905,000 in the last 12 months, with important impacts on revenues.

Maintaining its four-business structure (Retail Bank, Wholesale Bank, Insurance and Wealth Management), Unibanco implemented important changes in its organizational structure during the first half of the year, with a view to greater strategic alignment, synergies and cost effectiveness. The Capitalization Company was integrated into the structure of the Retail Bank, whereas the Private Bank, together with Unibanco Asset Management, made up a new unit named Wealth Management.

Below, we present a brief macroeconomic comment and Unibanco's main results and highlights during this half-year.

Macroeconomic Environment

The analysis of Brazil's main economic variables reveals that the economy underwent different situations during the last few months. The improved levels of confidence among businesses and consumers with the end of power rationing, coupled with the reduction of the Selic interest rate in February, were the main factors contributing to the gradual strengthening of the economy in the first quarter. Despite the recovery, Brazil's GDP fell by 0.7% relative to the same period last year.

On the external front, the perception that the fundamental aspects of the Brazilian economy were sounder and very different from Argentina's was essential for the Brazil risk to drop, in March, to the level of 700 base points above the US Treasury interest rate, whereas the exchange rate remained stable, at some R$2.30/US$.

In the second quarter, the deterioration of the international environment (the adjustment process of the US stock market in focus) and doubts regarding the economic policy of Brazil's next government, caused a greater foreign investors' aversion to risk. Brazil's risk level increased substantially and the exchange rate depreciated considerably, leading to the deterioration of expectations and an increase in future interest rates. The *real* stood at R$2.84/US$ at the end of June, having devalued by 22.4% during the first half of the year.

Inflation, as measured by the IPCA consumer price index, receded more sluggishly than expected and reached 2.9% during the first half of the year. The surge of inflationary pressure caused Brazil's Central Bank (Bacen) to put a stop to the process of reducing interest rates, initiated in February, with a view to maintaining inflation under control. Thus, the Selic interest rate, at the end of June, stood at the same level it had been at in March, 18.5% p.a. The maintenance of interest rates and credit delinquency at high levels affected the financial system's volume of credit, which rose by 4.8% in the quarter and 5.9% in the first six months of the year. Total credit granted by the

ΥΣ

private financial sector increased by 4.8% in the quarter and 4.0% in the first half of the year, whereas the public financial sector expanded its credit operations by 4.9% and 9.3%, respectively.

Brazil's external accounts posted a fairly positive performance in the first half of the year. The trade balance improved from a US$74 million deficit in the first semester of 2001 to a US$2.6 billion surplus in the same period in 2002.

Income, Stockholders' Equity and Dividends

Unibanco's net income during the first six months of the year reached R$475 million, 10.2% higher than the same period last year. Annualized return on average stockholders' equity was 16.0% for the first semester of 2002. Stockholders' equity on June 30, 2002 stood at R$ 6.3 billion, or a book value of R$45.20 per 1000 shares.

Earnings per 1000 shares were R$3.43 in the semester,11.7% higher than the first half of 2001.

In July, Unibanco distributed R$160.0 million in dividends to its stockholders as an advance on the distribution of 2002 dividends. Such distribution represented a payout of 35.5% after setting aside 5% as legal reserve, above the 25% minimum payout required by the Brazilian Corporate Law and aligned with the bank's statutory payout of 35%.

Assets and Liabilities

Unibanco's consolidated total assets reached R$63.3 billion in June 2002, representing a 11.9% Y-o-Y increase. R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$4.5 billion were interbank investments.

The portfolio of marketable securities at amortized cost reached a total of R$19.4 billion in June 2002, being 39.2% in trading assets, 32.0% in securities available for sale and 28.8% in securities held to maturity, as explained in detail in the notes to the financial statements.

In June 2002, the R$26.3 billion total loan portfolio increased by 3.6% over the semester and 8.1% Y-o-Y.

Unibanco's overall funding reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management as of June 30, 2002, up 12% over the past twelve months. The deposit balance rose 44% Y-o-Y, and by 13% in the first six months of the year. Demand deposits increased by 13%, savings accounts by 5% and time deposits by 17.5%, reaching balances of R$2.7 billion, R$5.0 billion and R$13.7 billion, respectively. Both time and demand deposits rose primarily because of the migration from investment funds in the second quarter, due to the change of the rules for fixed income funds. It is important to recall that, in the second quarter, when this change was implemented, the increase in deposits was 2.6 times greater than fund migration.

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 14.4% in June 2001, above the minimum required. Unibanco issued subordinated debt amounting to US$200 million in April 2002, which was included in the bank's capital base as Tier II.

Performance Overview

The revenues from financial intermediation reached R$6.3 billion in the semester, up 28.1% vs. the same period last year. Expenses from financial intermediation, in turn, reached R$3.5 billion and provisions for loan losses totaled R$1.0 billion. The revenues and expenses on financial intermediation were mostly affected by the foreign exchange fluctuation. Results from financial intermediation before provisions for loan losses totaled R$2.8 billion, a growth of 14% from the first half of 2001. Adjusted financial margin, after the net effect on investments abroad was 11.3% in the semester, 10.6% above the same period last year.

Revenues from services rendered reached R$1.2 billion in the first half (vs. R$1.0 billion in the same period in 2001), reflecting the progress of revenues from banking fees and commissions – the result of the customer base increase and the greater activation ratio, as well as of greater product penetration per customer – and also of the favorable performance posted by the credit card segment (revenues 28.4% higher than those obtained in the first half of 2001).

Administrative and personnel expenses reached R$2.0 billion in the first half, vs. R$1.9 billion in the same period in 2001. The 9.2% increase was slightly higher than the inflation of the period (7.7%) and is justified by the increase in the customer base and by the

COMMENTS ON PERFORMANCE FOR THE QUARTER

September 2001 collective bargaining agreement. The efficiency ratio of 54.1% improved substantially from 57.5% posted in the first semester last year.

Retail Bank

Unibanco's distribution network reached the end of June 2002 with 1,435 points of sale, as follows: 802 branches, 448 corporate-site branches, 77 in-store branches and 108 Fininvest stores.

In the semester, Unibanco acquired 456,000 new bank accounts through the ContAtiva Program, this figure being 17% higher than first semester last year. Thus, the goal up to June 2002 was surpassed by 24.2%. Launched in October 2000, this program seeks to gain 1.8 million new customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand until December 2003. The initial goal should be performed almost one year ahead of schedule. Adding to this achievement the current base of customers, savings account holders and retirees at the end of the semester, the bank totals 5.5 million customers.

Thus, the Retail Bank ended the first semester of 2002 with a total of 12.8 million clients, including account holders, savings account holders, retirees, clients from Fininvest and from the other consumer finance companies. Retail loan portfolio ended the semester with R$10.7 billion, representing a moderate growth of 3.2% in twelve months, especially in overdrafts, consumer credit and personal loans. Retail bank's demand deposits and savings accounts, of R$6 billion, grew by 3.4% in the semester and 11.0% Y-o-Y.

An innovative strategy for expanding funding was implemented, the **Investment Gallery**, a concept that combines, in a single structure, all the institution's investment products and services.

In the credit card segment, **Credibanco - Cartão Unibanco** produced a net income of R$53 million for the half year, being R$36 million from the credit card business and R$17 million from Credibanco's business, with annualized ROAE of 36.7%. Further performance details follow:

R$ million

Financial Information	1S02	1S01	Change
Billings	2,133	1,812	18%
Average financed volume	364	289	26%
Net income (1)	53	36	48%
Business Information	**1S02**	**1S01**	**Change**
Total credit cards issued (thousands)	3,716	2,941	26%
Transactions (millions)	30	25	19%

(1) in 2001 includes Bandeirantes Adm. Cartões and Credibanco.

The growth in billings and average financed volume were due to the sector's good performance and to the bank's market share gains, which rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

Credicard and **Redecard**, affiliates also operating in the credit card segment, were ranked as the best company and the most profitable company, respectively, in EXAME magazine's 2001 issue of *Maiores e Melhores* (The Largest and Best Companies).

In the consumer finance segment, the partnerships and strategic alliances that Unibanco established last year generated good returns in the first six months of the year, with the companies adopting more prudent credit granting policies, due to the deterioration of the macroeconomic enviroment.

COMMENTS ON PERFORMANCE FOR THE QUARTER

The main highlights are:

- **Fininvest** contributed R$27 million to Unibanco's bottom line in the semester, representing a 25.5% annualized ROAE. The company ended of the period with 1.2 billion in loans, 3.6 million active clients and 108 stores in the country's main markets.
- The **LuizaCred** consumer finance company, Fininvest subsidiary resulting from the Magazine Luiza partnership reached R$5.7 million in net income in 1S02 and annualized ROAE of 46.6% and R$156 million in loans. Magazine Luiza had 3.6 million clients, of which 941,000 are active.
- The **Investcred Unibanco bank**, joint venture with Globex - Ponto Frio, closed the semester with net income of R$8.2 million and annualized ROAE of 14.9%. The loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.
- **Banco Dibens,** an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in the semester, with annualized ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, and over 100,000 financing contracts.

Unibanco Capitalização's net income was R$22 million in the semester, presenting annualized ROAE of 16.7%. Gross revenues reached R$129 million in the semester, up 7.5% when compared to the same period last year.

Unibanco's marketing strategy was recognized through two **ADVB** (Brazilian Association of Marketing and Sales Executives) **Top of Marketing** awards, granted for the Unibanco.com and the new advertising campaign cases.

Wholesale Bank

The Wholesale Bank, which services 3,700 large and medium corporate clients, maintained leadership positions in the various markets it operates. Highlighted are:

Product	Ranking	Share %	Volume R$ million
Fixed Income Origination and Distribution	1st	20.0	1,000.0
BNDES Onlendings (Disbursements)	1st	10.7	561.5
BNDES-exim	1st	17.3	116.9

Sources: Anbid and BNDES

The Wholesale Bank reached the end of June 2002 with total loans of R$15.8 billion, up 8.9% from June 2001. The portfolio growth in the semester was mostly affected by the exchange rate fluctuation in the period. Loans in June 2001 consisted of 38.6% in foreign trade financing, 29.4% in BNDES (Brazilian Development Bank) onlendings and 32% in other loans.

In the semester, two important long-term operations were completed, strengthening Unibanco's balance sheet: in April 2002, the issuance of subordinated debt, amounting to US$200 million (R$578 million), with a 10-year-term, and in May 2002, the securitization of receivables amounting to US$400 million (R$1.1 billion), paying an investor rate of quarterly Libor plus 0.57%, with a 7-year-term.

Regarding Project Finance, two deals were concluded in the semester in the energy sector: one for the ETEP - Empresa Paraense de Transmissão de Energia S.A., a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará, and the other for the EATE – Empresa Amazonense de Transmissão de Energia S.A., which was completed employing BNDES funds totaling R$488.2 million for a 13-year term. In other sectors, Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities, and as financial advisor in the financing operation for 400 grain-transporting railway cars for Ferronorte, amounting to R$62.4 million. 90% of this sum is financed by FINAME over a 5-year term.

Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted a net income of R$129 million in the first half of the year, with a 52.2% growth vs. the same period last year and annualized ROAE of 22.1%. Gross revenues reached R$1.2 billion, 29.4% higher than the same period last year and above the market growth up to June of 13.7%. According to June sector data released by the Insurance regulatory body (SUSEP) and by the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with 6.8% of market share in terms of insurance and private pension plans.

COMMENTS ON PERFORMANCE FOR THE QUARTER

Technical reserves under management reached R$2.4 billion at the end of the period, up 20.1% over the same period last year. The combined ratio of the insurance companies in the semester was 99.3%, vs. a projected market average of 104.5%. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes financial revenues from technical reserves, reached 82.3%.
As regards the sale of Corporate Plans, according to official statistics released by ANAPP concerning the first semester, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate clients.
The Wealth Management segment comprises the asset management and private banking business, thus benefiting from the synergies between the two areas.

Subsidiary Unibanco Asset Management – UAM ended June 2002 with R$20.1 billion in assets under management, up 5.3% from June 2001. In the first half of the year, the investment funds industry as a whole posted a volume reduction of approximately R$21 billion, which migrated to other types of investment as a result of the new mark-to-market rule for pricing the funds' portfolios. These changes had been originally scheduled to take place in September 2002, but Brazil's Central Bank anticipated their implementation to May 31, 2002. UAM had already adopted, since March of this year, the strategy of speeding up the process of marking its securities to market, and in spite of the industry losses, UAM maintained its 4.6% market share.

The Private Banking area, by the end of June 2002, reached R$8.6 billion in funds under management, up 18.8% in six months. Technology and the Internet

The challenge for Information Technology is to implement projects designed to enhance the quality of services provided to customers while also reducing costs. In line with this objective, Unibanco expanded in 20% its data processing infrastructure this semester, and also established a new communication structure for the operations desk, speeding up the servicing of customers in the foreign exchange market, retail banking and wholesale banking segments and resulting in high availability of servicing and improvement in the quality of the system.

The user base of Unibanco's Internet Banking continued to grow. It reached 774,000 users, 26% above December 2001's 615,000 users. The number of transactions, in turn, reached 31.2 million, which represented a 35% growth relative to the first half of last year. Financial volume reached R$2.6 billion, 30% higher than that of the same period last year.

Unibanco implemented a new version of Internet Banking for corporations, making it easier for client companies to access products and services and offering new resources that allows for the gradual replacement of the old 30 Hours PC banking service. The new services enable the online connection of companies to products and services, such as receivables (collections, automatic control of checks), payables (suppliers and payroll), loans and financing, financial investments and insurance, reducing costs of customer service and integrating convenience to clients.

Brazilian Payments System (SPB)

Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. One of the novelties that came along with the new SPB was the Available Electronic Transfer (Transferência Eletrônica Disponível - TED), a new electronic funds transfer mode. As a protective measure, the financial market agreed to initially increase the minimum amount of funds transfers in the new electronic mode to R$5 million (limit changed to R$1 million in May), thereby substantially reducing the number of operations when the new system was introduced. From July 29 this figure was reduced to R$5,000 making all the SPB functions fully available to customers. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB, including the development of the new clearings. Given the project's complexity, several areas were involved with total investment of R$18 million. Sales force employees were given specific training and lectures, besides institutional communication. As for customers, information was provided by means of account statements, explanatory booklets and dedicated publications, as well as through the bank's website and meetings with groups of corporate customers.

Unibanco Pessoas (Human Resources)

In 2002, the combination of hiring, developing and retaining talent continued to be the backbone of Unibanco's human resources objectives. The aggressive customer base growth, technological progress in all activities and the multiplicity of functions further increased the qualification requirements for Unibanco staff. At the end of the first semester, the group had 27,808 employees, vs. 29,704 in December 2001.

Risk Management

Market risks are assessed daily by an independent area, through collecting and mapping the positions of financial instruments (Commercial Bank and Trading portfolios) and by surveying market risk factors: interest rates, foreign exchange rates and the price of stocks and commodities, all of which are then processed according to the Value-at-Risk method.

Concerning Credit Risk Management, Unibanco develops portfolio management instruments capable of consolidating credit risks, capital requirements and the establishment of prudent limits, which provide management with greater assurance. Additionally, methodologies were included for the analysis of the rating models of the Wholesale Bank, and of the credit scoring of the Retail bank, checking adherence and simulating stress scenarios.

Meeting the international market's best practices requirements as well as domestic regulations of the Brazilian financial market, Unibanco implemented an Internal Controls System that is accessible to all the areas of the Conglomerate and available, since 2000, on the Intranet. This system provides a periodic evaluation whereby managers themselves, in conjunction with professionals from the risk area, identify their exposures and assess the effectiveness of the existing controls in their units.

Corporate Governance

Unibanco's senior administrative body is the Board of Directors, constituted by four members. Reporting to the Board are the executive directors, whose twenty members are elected annually by the Board. The Board of Directors establishes Unibanco's policies and strategies, which are then implemented by the executive directors. Along with the executive directors, other committees have been formed to integrate and oversee the Group's management structure. The main committees are: Policy and Strategy Committee (CPE) - formed by the four members of the Board of Directors, plus the Chief Financial Officer and the presidents of the Retail and Wholesale Banks – and Specific Committees such as Finance Committee, Audit Committee, Risk Committee, Ethics Committee, Money Laundering Prevention Committee, Retail and Wholesale Executive Committees, among others.

In July 2002, the Boards of Directors of Unibanco and of Unibanco Holdings formalized their Corporate Announcement Policy, as required by the new Brazilian Securities Commission (CVM) regulation ICVM 358/2002. The policy standardizes the internal procedures for releasing corporate announcement, making the Announcement Committee official. This committee is comprised of directors who are on the Boards of the two companies. The communication is centralized in the Investor Relations Directors, reiterating the relevance of their corporate role. For further details, the policy can be found in the Unibanco Investor Relations Site - www.unibanco.com, under Policies and Manuals.

Social Responsibility

All of Unibanco's activities geared toward adding value for the stockholder were carried out in the light of advanced concepts of social responsibility, with efforts concentrated in the fields of culture, education, healthcare, environment and volunteer work. The recognition of these efforts is found in some of the awards received in 2002: the **Social Responsibility Marketing Best** and the **SuperAção Social** (Social Surpassing) award.

In the first half of the year, Unibanco Ecologia opened five new environmental centers: Vitória, Recife, Florianópolis, Goiânia and Brasília. Non-for-profit entities from these cities also benefited from the donation of funds.

Unibanco made contributions during this semester to charitable institutions and entities in the fields of healthcare and education, including: the Akatu Institute, the Abrinq Foundation (children), Santa Casa de Misericórdia (hospital), APAE -Poços de Caldas (disabled individuals), and the Association of the Friends of Muscular Dystrophy Sufferers (Ribeirão Preto/SP). In the cultural field, Unibanco, by means of Moreira Salles Institute and Unibanco Cinema Spaces, sponsored several events, of which the following stand out: Pierre Verger Foundation, and the movie films *"O Príncipe"* (The Prince) and "Netto perde sua alma" (Netto losts his soul)".

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE- JUNE 30, 2002**
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

Corporate Legislation

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01475-3	UNIBANCO HOLDINGS S.A.	00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % STOCKHOLDERS' INVESTMENT	6 - % STOCKHOLDERS' EQUITY OF INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)	
01	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40	LISTED SUBSIDIARY COMPANY	60.20	99.93
FINANCIAL INSTITUTION		83,408,329		83,408,329	

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO HOLDINGS S.A	COMMERCIAL, INDUSTRIAL
01158-4	DATE - JUNE 30, 2002	AND OTHER COMPANIES
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

The following informations were elaborated as from June 30, 2002

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

	Shareholders'	Common shares/quotas		Preferred shares		Total	
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.							
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,577	66.72	133,447,680	0.28	24,911,258,257	29.54
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- The Dai-Ichi Kangyo Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stock		-	-	922,147,249	1.95	922,147,249	1.09
- Other		3,022,933,355	8.14	33,062,904,156	70.07	36,085,837,511	42.80
Total		**37,138,435,873**	**100.00**	**47,192,040,423**	**100.00**	**84,330,476,296**	**100.00**
E. Johnston Repres. e Part. S.A.							
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.82
- Fernando Roberto Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Walther Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Pedro Moreira Salles	Brazilian	584,177,679	3.62	1	-	584,177,680	3.07
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stock		-	-	249,075,298	8.49	249,075,298	1.31
- Other		-	-	2,592,208,307	88.39	2,592,208,307	13.59
Total		**16,122,439,322**	**100.00**	**2,932,789,616**	**100.00**	**19,055,228,938**	**100.00**
E. Johnston Participações Ltda.							
- Fernando Roberto Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- João Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Pedro Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Walter Moreira Salles Júnior	Brazilian	109	25.00	-	-	109	25.00
Total		**436**	**100.00**			**436**	**100.00**

(b) The characteristics and the quantity of securities issued by Unibanco Holdings S.A. that are direct or indirect held by the majority shareholder, the Directors and the Executive Officers:

	Quantity of shares/units/gds			
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred Class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller	24,777,810,577	-	133,447,680	-
Councils	17	-	119,029,695	-
Directors	-	-	-	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since June 30, 2001 :

	Quantity of shares/units/gds			
	Investments in Unibanco Holdings		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller	(1)	-	-	-
Councils	(1)	-	40,036	-
Directors	-	-	-	-

92.

(Convenience translation into English from the original previously issued in Portuguese)

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(d) Quantity of outstanding shares and its percentage related to the issued total shares.

ON	%	PNA	%	PNB	%	Total	%
12,360,625,295	33.28	3,843,541,338	100.00	42,292,904,156	97.56	58,497,070,789	69.37

93